Points International Ltd.

2007 Annual Report

WE WORK WITH THE BEST

aeroplan	Alaska Airlines	amazon.com	AmericanAirlines	American Express REWARDS
AMTRAK	ATA AIRLINES	bmi	BRITISH AIRWAYS	CATHAY PACIFIC
CHOICE HOTELS INTERNATIONAL	Continental Airlines	CRUTCHFIELD	DELTA	Eddie Bauer
Esso We're drivers too.	Fairmont	1-800-flowers.com	FRONTIER	GIFT
HAWAIIAN AIRLINES	Hbc	ICELANDAIR	IHG	jetBlue AIRWAYS
Lufthansa	Marriott	MIDWEST AIRLINES	nwa	SAS
US AIRWAYS	Virgin atlantic	STARBUCKS COFFEE	STARWOOD	WYNDHAM HOTELS AND RESORTS

POINTS INTERNATIONAL LTD. 2007 Annual Report

More About Points International Ltd.

WHAT WE DO

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of products and services to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The business is comprised of Points.com, a consumer loyalty program management portal, and a suite of Ecommerce Services available to loyalty program operators. The Corporation’s business is primarily conducted over the internet, allowing its two primary customers (loyalty program operators and loyalty programs’ consumers) to be virtually anywhere in the world.

Points.com

The Corporation’s consumer facing business is the proprietary Points.com web site. Points.com is an online loyalty program management portal, where consumers can Earn, Buy, Gift, Share, Swap and Redeem miles and points with some of the world’s leading loyalty programs and retail partners.

In addition, through 2007, Points.com introduced new functionality to further broaden opportunities available to consumers. Developed in partnership with Travelocity, Book with Points is a new service which allows consumers to search for, book and then directly pay for travel reservations using a loyalty currency, or a mix of loyalty currency and cash with no blackout dates or capacity controls.

Also in 2007, the Global Points Exchange (GPX) was launched in Beta. GPX provides a forum for members of different loyalty programs to trade points or miles between their accounts. Members have the flexibility to post and accept trades at ratios that they value and control.

Ecommerce Services

Our suite of proprietary solutions builds profits for program operators while enhancing the loyalty experience for members. Ecommerce Services include the following suite of offerings:

Buy and Gift – facilitates the online sale and gift of miles, points and other loyalty program currencies;

Transfer – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

Corporate – facilitates the sale of loyalty program currencies to corporate customers;

Elite – facilitates the online sale of elite-tier status to members of loyalty programs;

Airlncentives – facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

Systems Design – custom applications developed for select large loyalty program partners;

Integrate – functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration;

Auction – via a partnership with Truition, and industry leader in on-demand Ecommerce Solutions, this service facilitates the ability for programs to offer mileage or point based auctions to their members;

Travel Club - sale of travel club memberships that offer eligible members a bundle of benefits;

Earn - an online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty programs’ members.

MESSAGE FROM THE CHAIRMAN

To Our Shareholders:

In 2007, Points International came of age... and the timing could not be more perfect.

We are now the preeminent solutions provider in the world’s largest currency market – frequent flyer miles. With over 14 trillion miles outstanding and $700 billion worth of redemptions annually, this market is liquid, robust and growing rapidly. Points International has established a unique position in this economy both as an industry partner and a consumer service.

After seven years of effort to establish our unique position at the heart of this exploding marketplace, we have begun to see our efforts pay off. This is not simply seen in record financial and operational results — transactions in excess of 10 billion miles; revenues increasing over 170%; and record EBITDA—for these results are simply manifestations of a management team and Corporation beginning to fire on all cylinders. Under the leadership of our, Chief Executive Officer, Robert MacLean, and President, Christopher Barnard, the financial milestones capped off a year of notable accomplishments as well as the realization of what Points has to offer both its corporate partners and consumers.

For our industry partners, our transition from the Agency to the Principal model in our Ecommerce Services group created a fundamental shift in the center of gravity of the Corporation. In addition, the launching of our beta-site for Global Points Exchange (GPX) — our peer-to-peer exchange of points and miles — will create a true currency exchange model that will parallel international currency markets.

The Board recognizes the outstanding contributions of our management team and employees for the success of 2007 I also want to thank our fellow Directors for their guidance over the past year as they continue to provide oversight to the Corporation’s strategic direction and implementation of business practices.

As a team, we have made Points International a great success and built a foundation for a Corporation with high sustainable growth whose best years are ahead of it.

Stephen K. Bannon
Chairman of the Board

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

To Our Shareholders:

In 2007, the Corporation achieved an important milestone. I am pleased to tell you that for the first time in the Corporation’s history, we achieved positive EBITDA for the full year. As well, our business systems continue to process an increasing amount of transactions, averaging over 900 million points/miles per month in 2007, a 41% increase over 2006. This strength in volume was capped with over 3 billion points/miles transacted in the fourth quarter of 2007.

The year was also marked by change and innovation in our business. The Corporation broadened its offering to loyalty partners with its Reseller proposition in 2007. In this instance, we take a principal role in the marketing and operations of loyalty solutions to customers for our loyalty partners. This entails taking on credit and inventory risk, and in return, the opportunity to earn a greater return as a firm participant in growing the business activity with our partners. To date, the Corporation has now successfully implemented this with eight of its partners.

In the area of new products on the Points.com portal, we are very excited with the two key initiatives that we delivered in their initial stage in 2007. We rolled out our initial Book with Points (BwP) functionality during 2007, and in this first version, consumers are now able to use their points/miles to book any of thousands of hotel rooms available across the world. This has been made possible through a partnership with Travelocity which sets the stage for greater functionality in this product, moving forward. As well, the Corporation launched the world’s first peer-to-peer exchange for points/miles, the Global Points Exchange (GPX), in December. Leveraging our sophisticated technology and extensive partner relationships, this product will enable the first true marketplace for members to trade their points and miles with each other. We believe that giving consumers more control and opportunity to participate in the world’s largest economy, is a fantastic proposition, and one that Points can uniquely deliver on.

Building on the achievements of 2007, key imperatives for 2008 will include the continued expansion of the Reseller proposition to Ecommerce Services partners. In respect of our consumer portal, and with the goal of enhancing the over-all value proposition to consumers, the Corporation will build on the over 1.8 million registered users as we further develop the BwP product with Travelocity, and expand GPX with more partners and greater functionality. 2008 will also see the beginnings of our plans to extend the reach of this innovative offering.

The Corporation’s history has been marked with a disciplined approach to business opportunities. New product and functionality has always been added in measured steps, ensuring partner profitability from our products while allowing consumers to extract greater value. Looking in to the future, we believe the reputation we have built in the loyalty sector puts us in a unique position for growth. With our estimate of worldwide accumulated points and miles growing at approximately 20% each year, the industry remains healthy and Points International is the recognized Partner of Choice.

The Corporation’s success to date is possible thanks to hard the work of our management team and our exceptional employees. I want to extend my sincere appreciation for the creativity, devotion and diligence demonstrated by the group of people at Points. They are the key contributors to our achievements in 2007.

Our vision is to bring liquidity, transparency and value to the loyalty program marketplace for programs and consumers alike. With confidence in the team we have, and the strong foundation of products we offer, I look forward to building on our success into 2008 and beyond.

Robert MacLean
Chief Executive Officer

EXECUTIVE MANAGEMENT

Robert MacLean – Chief Executive Officer

Rob has served as Chief Executive Officer of Points since February 2000, and is a member of the Corporation’s board of directors. A founder of the organization, Rob drives the vision for this revolutionary business, and directs an exceptional team of senior managers delivering impressive results. Previously, Rob held a variety of positions with major airlines in Canada over a 12-year period, most recently as Vice President, Sales with Canadian Airlines, with responsibility for the Canadian Plus Frequent Flyer program.

Christopher Barnard – President

Christopher serves as President of the Corporation since co-founding its predecessor, Exclamation in 1998 and is a member of the Corporation’s board of directors. In this role, Christopher leads the Business Development and Relationship Management areas for the Corporation. In addition, Christopher plays a key role in guiding overall business strategy.

Anthony Lam – Chief Financial Officer

Anthony oversees all areas of the Corporation’s financial operations. Those areas include accounting, compliance, legal and regulatory affairs, business planning, risk management, treasury and investor relations. Anthony joined Points in April 2007 after 15 years in a number of technology based public companies as well one of the leading Accounting firms.

Peter Lockhard – Senior Vice President, Product

Peter joined Points International in January 2005 as Vice President, Ecommerce Services and in his current role is responsible for developing and managing the various products and services that the Corporation provides to the loyalty industry. Peter manages the Corporation’s overall product strategy, and the various business units that are at the core of our success. Peter has extensive senior and general management experience, including professional services, operations, sales and sales management, business and corporate strategy.

Brian Miller – Chief Information Officer

Brian brings more than two decades of IT experience to Points International. He and his team are focused on maximizing the value of Points International’s IT investments. He directs a highly skilled group of IT professionals to integrate new partnerships, support the Points web applications and to research and implement future development. Brian’s IT experience encompasses e-commerce firms both large and small. His expertise is in bridging the technical and business aspects of business information technology.

Erika Boyd – Vice President, Human Resources

Erika is the champion of Human Resources efforts at Points. Her responsibilities include all areas related to attracting, retaining and developing our great people. Since joining the Corporation in 2004, she has established the HR infrastructure and has worked closely with the management team to ensure Points creates and maintains an environment where the best people choose to work. Prior to joining Points, Erika held HR leadership positions in the e-commerce and high-tech manufacturing industries where she developed her expertise in areas such as employee relations, talent acquisition, compensation and performance management.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2007 and with the Corporation’s 2006 audited consolidated financial statements. Further information, including Points’Annual Information Form (“AIF”) for the year ended December 31, 2007, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of March 19, 2008.

The Corporation and its subsidiaries maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms. The Corporation’s Chief Executive Officer and Chief Financial Officer have evaluated the disclosure controls and procedures as of December 31, 2007 and the conclusions of such review are set out under “Disclosure Controls and Procedures” on page 36 hereof.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, revenue growth through existing sources, new sources of revenue, sales of new products, increases in registered users, increases in transaction sizes, growth in costs and expenses, increases in liquidity, generation of positive cashflow, and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may,” “will,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions. In addition, any statements that refer to expectations, projections and other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such factors are referred to in the body of this MD&A and also include the risks and uncertainties discussed herein, the matters set forth under “Risks and Uncertainties” contained in the AIF filed with applicable securities regulators and the factors detailed in Points’ other filings with applicable securities regulators, including the factors detailed in Points’ annual and interim financial statements and the notes thereto. Readers are cautioned that forward-looking statements are not guarantees of future performance.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS

UPDATE ON ACCOUNTING CHANGES

RESTATEMENT

The information contained in this MD&A has been adjusted to reflect the restatement of our previously issued financial statements and other financial information, as more fully described below.

Restatement of Transition Services Costs in Goodwill

During 2007, the Corporation’s 2006 40-F filing was reviewed by the U.S. Securities and Exchange Commission. As a result of that review process which was concluded on February 29, 2008, the Corporation will be restating its 2006 consolidated financial statements to write down transition service costs that were originally capitalized to Goodwill. Costs of $365,515 and $306,138 incurred in the MilePoint acquisition in 2004 and 2005, respectively were incorrectly added to Goodwill. These costs should have been expensed as incurred. The effect of the restatement is to increase the net loss in each the 2004 and 2005 years. As a result of this restatement, the 2006 opening balance for Goodwill has been reduced by $671,653 and the 2006 opening Deficit increased by the same amount.

As part of a thorough review of the financial disclosures made in prior years carried out by management in 2007, the Corporation will be restating its consolidated financial statements for the year ended December 31, 2006 as follows:

(a) Restatement of Cash and Cash Equivalents. Security Deposits and Funds Receivable From Payment Processors:

The Corporation has restated items historically disclosed as Cash and Cash Equivalents into three line items on the Consolidated Balance Sheet. Funds receivable from payment processors are amounts collected on behalf of the Corporation by payment processors. The funds are held for up to three days before being released to the Corporation. As such, these amounts do not meet the definition of cash and cash equivalents as previously reported and have been moved from cash and cash equivalents to funds receivable from payment processors. Security deposits are amounts held on a rolling six month basis by the Corporation’s payment processors that process deposit and credit card transactions. Historically, these amounts were recorded as a component of cash and cash equivalents, with disclosure in the notes to the financial statements.

(b) Restatement of Public Company Costs:

In 2000, the Corporation became a public company through a reverse take over of its parent company. Costs of $150,000 incurred to effect the reverse take over were incorrectly capitalized and included within Goodwill. This Goodwill item was subsequently amortized in 2000 and 2001, resulting in a carrying value of $50,000 at the end of 2001. As a result of this restatement, the 2006 opening balance for Goodwill has been reduced by $50,000 and the 2006 opening Deficit increased by the same amount.

(c) Restatement of Upfront Contract Initiation Fees:

The Corporation has determined that it had contracts with multiple deliverables. As such, the Corporation has applied guidance found in Abstract 142 of the Emerging Issues Committee (“EIC-142”) of the Canadian Institute of Chartered Accountants (CICA) Handbook, “Revenue Arrangements with Multiple Deliverables” and determined that, for some contracts, there was only one unit of accounting. In particular, for contracts which contain ongoing service requirements, fees and direct costs for initial set-up, have been deferred and recognized evenly over the term of the contract. Previously, the fees and direct costs had incorrectly been recognized as initial set-up occurred. The impact of this correction is included below by year. The cumulative net effects of these errors prior to 2006 are recognized in the restated consolidated financial statements of 2006.

POINTS INTERNATIONAL LTD. 2007 Annual Report

The effect is as follows:
	2003-2005	2006

Decrease in revenue as previously recognized	$(460,305)	$(550,986)
Decrease in costs as previously recognized	199,499	271,618

Decrease in net income	$(260,806)	$(279,368)

Increase in deferred revenue	$(460,305)	$(579,634)
Increase in deferred costs	199,499	300,266

Increase in deficit	$(260,806)	$(279,368)

The following table summarizes the impact of the restatement adjustments on the Corporation’s previously reported consolidated balance sheet, income statement, and cash flow amounts for the year ended December 31, 2006:

	2006 As Reported	Affecting periods prior to 2006	2006 Restatement	Ref	2006 As Restated

Balance Sheet Items
Cash and cash equivalents	$24,689,040	$—	$(4,930,550)	a	$19,758,490
Security deposits	—	—	1,220,209	a	1,220,209
Funds receivable from payment processors	—	—	3,710,341	a	3,710,341
Current portion of deferred costs	—	107,053	176,596	c	283,649

Current assets	29,124,218	107,053	176,596		29,407,867

Goodwill
Public company costs		(50,000)		b
Transition services costs		(671,653)	—

Goodwill	4,850,722	(721,653)	—		4,129,069
Deferred costs	1,167,330	92,446	123,670	c	1,383,446
Total assets	40,652,942	(522,154)	300,266		40,431,054
Current portion of deferred revenue	158,788	222,048	395,415	c	776,251
Deferred revenue	—	238,257	184,219	c	422,476

Total liabilities	44,047,143	460,305	579,634		45,087,082

Deficit	(55,335,455)	(982,459)	(279,368)		(1,261,827)

Deficit - restated					(56,597,282)
Liabilities and Shareholders’ Deficiency	$40,652,942	$(522,154)	$300,266		$40,431,054

	2006 As Reported	2006 Restatement	Ref	2006 As Restated

Income Statement Items

Total revenue	$12,246,689	$(550,986)	c	$11,695,703
Sales commission and related expenses	897,401	(79,214)	c	818,187
Employment costs	8,378,316	(221,052)	c	8,157,264
Foreign exchange loss (gain)	(19,329)	28,648	c	9,319

Net loss	$(7,906,695)	$(279,368)		$(8,186,063)

Loss per share	$(0.07)	$(0.01)		$(0.08)

MANAGEMENT’S DISCUSSION AND ANALYSIS

	2006 As Reported	2006 Revised	2006 Restatement	Ref	2006 As Restated

Statement of Cash Flows

Net loss	$(7,906,695)	$—	$(279,368)	c	$(8,186,063)

Items not affecting cash
Unrealized foreign exchange loss / (gain)	2,189	208,558	(25,236)		185,511

Changes in non-cash balances related to operations

Increase in security deposits	—	—	(245,421)	a	(245,421)
Increase in funds received from payment processors	—	—	(796,848)	a	(796,848)
Decrease in accounts receivable	489,817	126,094	—		615,911
Increase in deferred costs	—	—	(300,266)	c	(300,266)
Increase in prepaids and sundry assets	(218,064)	(184,791)	—		(402,855)
Increase (decrease) in accounts payable and accrued liabilities	1,018,764	(4)	—		1,018,760
Increase in deferred revenue	—	2,321	562,196	c	564,517
Increase (decrease) in payable to loyalty program partners	4,820,759	(40,499)	—		4,780,260

Changes in non cash balances related to operations	6,111,276	(96,879)	(780,339)		5,234,058

Cash flows provided by operating activities	3,002,907	111,679	(1,084,943)		2,029,643

Effect of exchange rate changes on Cash held in foreign currency	491,139	(111,679)	(91,870)	a	287,590

Increase in Cash and Cash Equivalents	4,705,433		(1,176,813)		3,528,620

Security deposits			(957,669)	a
Funds receivable from payment processors			(2,796,068)	a

Cash and Cash Equivalents - Beginning of year	19,983,607		(3,753,737)		16,229,870

Security deposits			(1,220,209)	a
Funds receivable from payment processors			(3,710,341)	a

Cash and Cash Equivalents - End of year	$24,689,040		$(4,930,550)		$19,758,490

The Corporation’s financial statements for the year ended December 31, 2007 and this MD&A have been prepared on the basis of the foregoing changes. Furthermore, the comparative numbers from 2006 and, where applicable, 2005 have also been revised to reflect these changes.

POINTS INTERNATIONAL LTD. 2007 Annual Report

BUSINESS OVERVIEW

The Corporation provides a range of ecommerce and technology services to loyalty program operators that can be categorized in three distinct ways: (a) managing an online consumer loyalty currency management portal; (b) the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, through loyalty program branded ecommerce channels; and (c) offering a range of additional white label ecommerce products to large loyalty programs that enhance either the loyalty program’s consumer offering or its backend operations.

The Corporation offers a loyalty currency management portal (“www.points.com” or “Points.com”) where members of multiple loyalty programs can track and manage their loyalty currencies much like their other financial assets. Through this portal, users are able to manage their portfolio of loyalty programs, conduct unique redemptions and trade their loyalty currencies with other Points.com users through a newly launched peer-to-peer marketplace, the Global Points Exchange. To facilitate these transactions, the Corporation has agreements with each loyalty program operator pursuant to which Points is paid a fee per mile or point transacted in order to fund redemption. Points takes a commission from this fee and utilizes the remaining funds to purchase either a different loyalty currency (called a “Swap”), purchase a retail good, such as a gift certificate (called “Redeem”) or pay for a hotel room (called “Book with Points”). When Points.com users trade points between themselves through the Global Points Exchange (“GPX”), they must pay to the Corporation a fee per mile or point traded. Part of this fee is then remitted to each loyalty program involved in the trade. There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits. The Corporation has also begun to sell advertising space on the web site as well as in its email communications.

Utilizing the same proprietary infrastructure through which it operates Points.com, the Corporation also offers loyalty program operators various white label Ecommerce Services. These services fall into two categories.

The first category is comprised of those Ecommerce Services that allow a loyalty program operator to increase revenues earned from its membership base and are predominantly focused on offering various retail transactions directly to loyalty program members. These services allow such members to either purchase additional miles or points in order to top up their accounts to reach a redemption threshold (this service is called “Buy” or “Gift”) or to transfer pre-existing miles or points into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold (this service is called “Transfer”). Additionally, the Corporation offers an Ecommerce Service that allows loyalty programs to wholesale their miles or points to third parties who then use the miles or points as a customer or employee incentive (this service is called “Corporate”). The Corporation uses a version of this wholesaling platform to offer third parties the ability to buy generic ‘airline mileage codes’ that their customers can then turn into miles in the participating loyalty program of their choice (this service is called “Air Incentives”).

The Corporation offers these retailing and wholesaling services under two economic models. In some cases, Points acts as the end retailer of the loyalty program miles or points, by buying the currency at a wholesale value from the loyalty program and then reselling it to retail customers. Points earns a margin on each sale. The Corporation refers to this as its “Principal” or “Reseller” model. In other cases, the Corporation deploys these services on behalf of the loyalty program in exchange for a commission on each sale of miles or points effected using the service. In these cases, the Corporation acts as an agent for the loyalty program in each transaction. The Corporation refers to this as its “Agency” model.

The second category of Ecommerce Services is comprised of certain services provided directly by the Corporation or provided in cooperation with third party suppliers. The Ecommerce Services provided directly are (a) selling top tier status on behalf of loyalty program operators to eligible members (called “Elite”); (b) selling travel club memberships that offer eligible members a bundle of benefits (called “Travel Club”); and (c) selling lounge access and other program branded merchandise. The Ecommerce Services provided in cooperation with other technical platform providers, are comprised of: (a) an auction platform (“Auction”); (b) a magazine and newspaper redemption service; (c) an online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty programs’ members (called “Earn”); and (d) an online travel booking service using miles and points as the form of payment (“Book with Points”). In addition, the Corporation offers backend integration services to loyalty program operators to facilitate bilateral currency relationships (“Integrate”). For all these Ecommerce Services transactions the Corporation earns either a transaction based commission, a fixed transaction fee or a monthly operating fee.

As part of its operating economics, the Corporation also earns interest income on the cash flows generated by the transactions undertaken through Points.com and the Ecommerce Services.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT BUSINESS DEVELOPMENTS IN 2007 AND TO DATE

1.	US Airways, Alaska Airlines, Delta Air Lines Extend Partnership with Points

US Airways, Alaska Airlines and Delta Air Lines have extended their relationships with Points for an additional three year period. US Airways has renewed its participation in the Corporation’s consumer portal, Points.com, as well as extended and expanded its use of the Buy, Gift, and Corporate Ecommerce Services. In addition, US Airways has added Transfer to its product mix in January 2007. With Alaska Airlines, Points has taken more active responsibility in providing Buy, Gift, Corporate and Transfer services with full responsibility for financial administration of the Ecommerce Services including credit card fees and associated credit card processing risks. The renewed relationship with Delta Air Lines reflects a more comprehensive relationship with the Corporation as it takes on a Principal role, accepting greater responsibility in the operation of the Buy, Gift and Transfer programs available to Delta’s SkyMiles customers. Delta Air Lines has also launched a new online Auction using technology developed by the Corporation and its partner, Truition, and has expanded its use of Buy and Transfer programs, enabling customers from around the world to purchase, gift and transfer miles online at delta.com.

2.	Icelandair Group, ATA Airlines, British Midland Airways, Choice Hotels Increase Options for Loyalty Program Members

Members of the Icelandair Saga Club Award Program are now able to Swap their Award Points with other loyalty programs and Redeem their Award Points for merchandise through Points.com. In addition, Points now provides an online solution permitting Saga Club members to Buy, Gift, and Transfer Award Points with others. The Corporation also now provides an online solution for ATAAirlines Travel Awards Program Members who wish to Buy, Gift, or Transfer their Travel Award Points and an online solution for British Midland Airways’ Diamond Club Members to Buy or Gift points. Expanding its penetration in the hotel industry, the Corporation now provides an online solution for Choice Hotels’ Choice Privileges Rewards Program Members who wish to Buy or Gift points.

Points has taken a Principal role in the operations, marketing, and commercial transaction support for these new products.

3.	The Corporation adds Book with Points and the Global Points Exchange to Points.com:

In the second half of 2007, the Corporation launched beta versions of two new products on Points.com. Book with Points and the Global Points Exchange. Book with Points (BwP) allows end consumers to use their loyalty miles or points to book a hotel room as a reward. This is made possible by an arrangement the Corporation has entered into with Travelocity whereby end consumers are given access to the hotel room inventory of the Travelocity online site priced in loyalty miles or points through Points.com. The Global Points Exchange is the world’s first peer-to-peer exchange of loyalty miles and points for end consumers. With the addition of these new products, Points.com provides a more comprehensive and engaging consumer experience.

4.	American Express Signs Long Term Contract Extension

American Express entered into a long term contract extension, as part of which American Express has broadened the redemption options available to American Express Membership Rewards members through Points.com. Additionally, American Express continues to use Points’ Integrate services to facilitate transfers of Membership Rewards points into other programs from the American Express Membership Rewards web site.

5.	Continental Airlines Redesigns the OnePass® Online Auction

The Corporation and Continental Airlines redesigned the OnePass® Online Auction using technology developed by the Corporation and its partner, Truition. This was the fourth auction product launched by the Corporation and Truition.

POINTS INTERNATIONAL LTD. 2007 Annual Report

REVENUE RECOGNITION POLICIES

Points categorizes its revenue in three ways. First, principal revenue is any revenue that is not commission revenue or interest revenue, as defined below, and includes: Points.com membership dues, loyalty program sign-up fees, technology design, development and maintenance revenue, hosting and management fees, reseller revenue where Points assumes credit and/or inventory risk (i.e., acts as a Principal), and Travel Club membership revenue. Principal revenue has been recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee (“EIC-123”) of the CICA Handbook, “Reporting Revenue Gross as a Principal versus Net as Agent”. Second, commission revenue is any commissions earned that is calculated as a percentage of a transaction or a fixed dollar value per transaction and where Points assumes no credit or inventory risk. Commission revenue has been recorded in accordance with EIC-123 of the CICA Handbook. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

Based on these categorizations, the revenue recognition policies for Points.com and the Ecommerce Services are as follows:

Points.com

The Corporation earns revenue from Points.com in three ways.

First, a commission is earned for certain activities (e.g., Swap, Redeem and Earn) performed by Points.com members. The Corporation earns commission revenue on all Swap and Redeem transactions by charging a percentage commission calculated against the value of the loyalty currency tendered for exchange by the loyalty program member. For the Swap and Redeem models, the loyalty program operator sets the value of the currency tendered for redemption and, for each transaction, a percentage of this value is remitted to the Corporation with the balance being used to purchase the currency of another participating loyalty program. Swap and Redeem commissions are recognized net of costs as the services are provided under the terms of related contracts. The Corporation also earns commission revenue each time a registered user completes an Earn transaction on Points.com. The actual commission earned varies based on the affiliate program. Earn commissions are recognized net of costs as the services are provided under the terms of related contracts.

Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords members certain benefits not available to registered users who have not purchased memberships. Points.com membership dues received in advance of services are recognized over the term of service. Throughout 2006 and 2007, subscription fees for the Points.com Gold Membership were $4.95 per month or $49.95 annually. These dues are categorized as principal revenue.

Third, the Corporation may earn a sign-up fee when a loyalty program operator joins Points.com. Loyalty program signup fees for initial set-up costs are recognized evenly over the term of the contract and are categorized as principal revenue.

Sale of Loyalty Currency

The Corporation earns principal revenue from the sale of loyalty program currency where it acts as a reseller of such currency, takes a principal role in the operations, marketing and commercial transaction support and assumes credit and/or inventory risk in generating that revenue. This principal revenue is recognized when the loyalty currency has been credited to the loyalty customer account.

The Corporation earns commission revenue from the sale of loyalty program currency where it has entered into an agreement with a loyalty program operator to act as an agent and earn commissions (either as a percentage of transaction value or a fixed dollar amount per transaction) on each sale. This commission revenue is recognized as the services are provided.

Principal revenue is earned on the sale of Air Incentives and the Corporation recognizes the revenue associated with the purchase of each airline mileage code at the time the end consumer redeems the code. If the code expires prior to redemption, the Corporation recognizes the revenue associated with the purchase of the unredeemed code.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Technology design and development revenues are recorded evenly over the term of the initial contract and are categorized as principal revenue. Hosting and management fees are recognized in the period these services are provided and are categorized as principal revenue.

Other Ecommerce Services

Travel Club revenue, categorized as principal revenue, is a combination of web site maintenance and monthly program management fees recognized in the period of service and with a profit share per membership sold which is recognized in the period of sale.

Through all of the other types of Ecommerce Services’, such as Elite, Auction, Earn, Integrate, Book with Points, and the sale of loyalty program branded items, the Corporation earns either a fixed dollar value per transaction or a commission based on the value of each transaction. These revenues are recognized at the time the service is delivered and are categorized as commission revenue.

Technology design and development revenues are recorded evenly over the term of the initial contract and are categorized as principal revenue.

Interest

The Corporation earns interest revenue on the cash flows created through the operation of both Points.com and Ecommerce Services.

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by the growth of membership in and use of Points.com and the suite of Ecommerce Services.

Growth in the number of individual members using Points.com is driven by three factors that contribute to increased web site traffic and the ease with which a consumer can join Points.com to conduct transactions. These factors are web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see “Points.com Growth” on page 15 hereof.

Growth in Ecommerce Services will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see “Ecommerce Services Growth” on page 16 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation’s growth prospects. For additional information, see “Growth of the Loyalty Program Industry” on page 17 hereof.

RESULTS OF OPERATIONS - REVENUE

Overview

Revenue	2007	2006 As Restated(1)	2005 As Restated(1)

Principal Commissions Interest income	$20,109,876 10,780,678 717,146	$3,099,182 8,373,966 222,555	$2,703,269 6,888,260 598,556

Total Revenue	$31,607,700	$11,695,703	$10,190,085

Note:

(1) See “Restatement” on page 6.

POINTS INTERNATIONAL LTD. 2007 Annual Report

Revenue for the year ended December 31, 2007 was $31,607,700, representing an increase of $19,911,997 (170%) over the year ended December 31, 2006, this compares with prior year revenue growth of $1,505,618 (15%) over the year ended December 31, 2005. The Corporation attributes a large portion of its 2007 revenue growth to the recognition of revenue as gross on contracts with loyalty program operators where the Corporation has taken on a principal role under the reseller model. As well, new products launched during the year, and organic growth of the Corporation’s existing products. In 2007, the Corporation renewed and expanded two of its existing relationships under the reseller model, added four new relationships under the reseller model, and sold an additional 16 products resulting in additional principal and commission revenues and grew its existing product revenue. This growth in revenue was offset by a negative foreign exchange impact on the Corporation’s revenue. Adjusting for the impact of the weakening U.S. dollar, revenue would have increased a further $2.98 million which would have resulted in approximately $34.59 million in revenue for the year.

Principal revenue accounted for 64%, commission revenue accounted for 34% and interest revenue accounted for 2% of the Corporation’s total revenue. Principal revenue increased by $17.0 million (over the $3.1 million in earned in 2006) as a result of new relationships under the reseller model with ATA Airlines, Icelandair, Choice Hotels and British Midland Airlines and renewed relationships with Alaska Airlines and Delta Air Lines. Under these new and renewed relationships, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility for the operation of these products. Costs directly related to principal revenue increased by $14.6 million during the year from nil in 2006 and nil in 2005, reflecting the shift to the reseller model. For additional information see “Direct Cost of Principal Revenue” on page 18 hereof.

The Corporation experienced stronger growth in commission revenue in 2007. Commission revenue grew by $2.4 million (29%) from $8.4 million in 2006 to $10.8 million in 2007. The prior year growth in commission revenue was $1.5 million (22%). The majority of this growth was as a result of increased activity during the year of the Corporation’s existing products.

Interest revenue increased $0.495 million (222%) from the year ended December 31, 2006; this compares with a decrease of $0.376 million in 2006 interest revenue versus 2005 interest revenue. See “Other Factors Contributing to Revenue Growth - Interest” on page 16 for additional information.

For the year ended December 31, 2007, there were three customers who each individually represented more than 10% of the Corporation’s revenue. In aggregate these three customers represented 75% (three customers in 2006 represented 58%, and three customers in 2005 represented 49%) of the Corporation’s total revenue. In addition, 65% (2006 - 65% and 2005 - 71%) of the Corporation’s amount Payable to loyalty program partners are due to these three customers.

The Corporation’s main sources of revenue are the Ecommerce Services focused on the sale of loyalty currency. The Corporation now has over six years of operating history with this type of service and it has been the Corporation’s consistent experience that these services drive a very predictable revenue stream due to the sheer size of the participating loyalty programs’ membership bases. Management considers revenue from monthly management fees, membership fees, transaction fees and commissions and interest to be predictable revenue based on its extensive operating experience.

The Corporation’s operations are not significantly influenced by seasonality. However, one loyalty program operator’s Elite product is only available to its members from late January to mid April with most activity occurring in February and March. In addition, the Corporation experiences slightly higher activity in November and December on Points.com as members Redeem miles and points for gift certificates. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points. This modest decline (per product) has occurred in each of the past three years.

Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of Points.com as well as the suite of Ecommerce Services. Growth in usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS

New Ecommerce Services

The Ecommerce Services drive revenue growth based on the number of loyalty program operators and consumer members who participate in the various products. During 2007, two new loyalty program operators joined as Ecommerce Services Partners, 20 additional Points.com products were placed and 16 additional Ecommerce Services were deployed with existing and newly contracted loyalty program operators. The Corporation experienced increased growth in 2007 as it added more Ecommerce Services Loyalty Program Partners than were added in the prior year and deployed more Points.com products and Ecommerce Solutions, than were placed in the previous year. The addition in 2007 of Book with Points and Global Points Exchange on Points.com, resulted in 13 of the 20 new Points.com product offerings. The Corporation deployed 11 new Ecommerce Services to four newly contracted loyalty program operators and placed 5 additional products with loyalty programs where the Corporation had an existing relationship. In 2006, the Corporation deployed 6 new Ecommerce Services to new and existing loyalty program operators.

Points.com and Ecommerce Services metrics	2007	2006	2005

Number of Products / Participating Loyalty Programs
Swap	29	27	23
Redeem	22	20	16
Earn on Points.com	6	3	–
Book with Points	8	–	–
Global Points Exchange	5	–	–

Total Points.com product installations	70	50	39

Buy	20	18	16
Gift	20	17	15
Transfer	11	8	7
Corporate	10	11	12
Elite	2	2	2
Systems Design	7	6	5
Integrate Partners(1)	5	5	6
Auction	4	1	–
Travel Club	1	1	–

Total Ecommerce Services(2)	80	69	63

Total Points.com and Ecommerce Services	150	119	102

Ecommerce Services Loyalty Program Partners(3)	24	22	22

Notes:

(1)	Each Integrate partner will have third parties integrated into its technology platform. There are 18 existing partner integration addons among the five Integrate partners as at December 31, 2007.

(2)

In 2007, the Corporation deployed Ecommerce Services for four partners and ceased operations of services for two partners. The two partners who shut down their services during the year continue to be partners on Points.com. In total, 16 products were deployed, while five products were lost as a result of the two partners who ceased activity.

(3)

A “partner”, is a loyalty program operator on whose behalf the Corporation has deployed one or more Ecommerce Services products. As at December 31, 2007, 13 operators were partners in both Points.com and Ecommerce Services.

Selling additional Ecommerce Services is an important source of new revenue. New Ecommerce Services sold to loyalty program operators grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program operators, provide an opportunity to cross sell additional Ecommerce Services with the same loyalty program. Revenue from new Ecommerce Services declined slightly from $2.47 million in 2006 to $2.41 million in 2007. Adjusting for the impact of the weakening U. S. dollar, revenue from new Ecommerce Services would have increased a further $239,000, resulting in moderate growth of new revenue over fiscal year 2006. During 2006, the Travel Club product was launched and contributed significantly to the new revenue that year. In 2007, revenue from the Travel Club product was included in the growth of the Corporation’s existing revenues.

Management believes that its Ecommerce Services are applicable to all large loyalty program operators and will continue to focus business development resources on both sales of new products to loyalty program operators that presently contract for one or more Ecommerce Services and sales to loyalty program operators with which the Corporation does not yet have a relationship. Management is continuing to focus on expanding the Points.com loyalty program base in 2008

POINTS INTERNATIONAL LTD. 2007 Annual Report

across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, gaming, hotel, retail, and online categories.

Revenue for 2008 attributable to the deployment of new Ecommerce Services is more difficult to project than growth in existing Ecommerce Services. Future revenue growth is still substantially dependent upon new contracts for the suite of Ecommerce Services products. While management expects continued business development success, there is no certainty that the Corporation will continue its past success at acquiring new contracts.

Growth in Existing Ecommerce Services

The large majority of existing Ecommerce Services products that Points operates continue to grow year-over-year through increased consumer awareness, consumer adoption, and loyalty program growth. In addition to this organic growth, Points has experienced significant revenue growth through the conversion of certain existing relationships from the agency model to the reseller model and for which the Corporation now acts as a principal. As Points earns a retail margin on transaction fees charged directly to loyalty program members under the principal model or commissions from the loyalty program operators under the agency model and as use of the products continue to grow, Points expects to continue to derive significant revenue from its existing products.

Revenue from existing Ecommerce Services went from $9.0 million in 2006 to $28.5 million in 2007. This increase can be attributed primarily to the conversion in the year of two existing relationships from the agency model to the reseller model and organic growth across the Corporation’s existing products. Adjusting for the impact of the weakening U. S. dollar, revenue from existing Ecommerce Services would have increased a further $2.8 million.

Points. com Growth

Currently, the Points.com business model is dependent on the total number of registered users, the number of registered users completing Swap, Redeem, Earn, Book with Points, or Global Points Exchange transactions (referred to herein as “transacting user(s)”), the total number of miles or points transacted per individual transaction, the total number of miles or points available per registered user and the mix of loyalty programs available to consumers on Points.com.

Points and miles transacted on Points.com has increased by 17% to 1.5 billion miles/points transacted versus 1.3 billion miles/points in 2006 and 590 million miles/points in 2005, a 153% increase. The majority of this increase is as a result of the increase in the total registered users during the period and the mix of loyalty programs available to consumers on Points.com. While points and miles transacted increased during the year, the new registered users added during the year has decreased as a result of management focusing resources on targeting higher value users Current Liabilities in its customer data base.

Points.com metrics as at December 31,	2007	2006	2005

New registered users	312, 946	454, 424	450, 647
Total registered users(1)	1,840,591	1,531,449	1,082,936

Points/ Miles Transacted (000,000s)	1, 501	1, 287	593
Cumulative Points/ Miles Transacted (000,000s)	4, 074	2, 573	1, 286

Note:
(1)	Total registered users consist of the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by two factors. First, web site usability and enhancements, and second, marketing (merchandising, awareness and brand).

During 2007, the Corporation focused its resources on enhancing the product offering to consumers through adding products to the Points.com web site including Book with Points and the Global Points Exchange. The Corporation will continue to launch a more robust offering through enhancements to its new products throughout 2008. Management expects that these additional products and continued enhancements to the web site will increase the number of miles/points transacted in 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2007, an additional element of targeting was introduced to the Points.com marketing mix. The Corporation’s economics are more significantly affected by the number of miles or points transacted than the number of transactions and, accordingly, in concert with the focus on generating additional transactions, the Corporation began focusing resources on targeting higher value users in its base. Higher value users are defined as those users with larger balances of miles/points in their accounts or those that are in the top tiers of their respective programs. The Corporation anticipates that the average transaction size will increase as a result.

Ecommerce Services Growth

Ecommerce Services metrics	2007	2006	2005

Points Transacted (000,000s)	9, 428	6, 452	5, 243
Cumulative Points Transacted (000,000s)	30, 026	20, 598	14, 146

Each web site or web site component created as a part of an Ecommerce Services product offering has been designed with the relevant loyalty program’s look and branding, and is directly accessible to the loyalty program’s members from the loyalty program web site. Activity generated through these products is primarily a function of the loyalty program marketing efforts. Points has begun to take a principal role in certain transactions conducted directly with certain loyalty programs’ members. This role allows Points to have more influence over the marketing aspects of the products, which should lead to increased growth in transactions. Continuing to develop this principal activity is a main focus of the Corporation and is the foundation of much of the new business development activity now underway.

Points has seen continuous growth in the transactions conducted through its Ecommerce Services products since each launch and management expects this trend to continue for new and existing products. In addition, Points has recently engaged in discussions with a select group of loyalty program operators to apply its online marketing and other “best practices” to stimulate increased transaction activity on those operators’ web sites run and hosted by Points. The objective is to increase transaction revenue for select products with select loyalty program operators in 2008 by incorporating the Corporation’s subject matter expertise and merchandising experience. The Corporation has commenced implementation of several initiatives in this regard.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation’s financial performance: interest revenue; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Revenue

In 2007, the Corporation earned interest revenue of $717,146, compared with $222,555 in 2006 and $598,556 in 2005. The increase in interest revenue relative to 2006 and 2005 is a function of a higher balance of funds invested at higher yields. Funds continue to be invested in short-term and money market instruments. Points’ short-term investments are valued quarterly at the lower of cost or market value. At December 31, 2007, the Corporation’s investments were earning interest between 3.7% and 6.1% per annum.

Foreign Exchange Rates

The translation of the Corporation’s revenues and expenses is, and will continue to be, sensitive to changes in the U. S. / Canadian foreign exchange rate (“FX Rate”). Changes to the FX Rate will have greater impact on the Corporation’s revenue than on its expenses as approximately 95% of the Corporation’s revenue is in U. S. dollars and the remaining 5% is split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U. S. dollar revenue will not decrease significantly in the near future. In 2007, approximately 43% of the Corporation’s expenses (excluding interest on preferred shares) were in Canadian dollars and 56% were U. S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

POINTS INTERNATIONAL LTD. 2007 Annual Report

In 2007, the average FX Rate (US$1.0 = C$ 1.066) used to translate revenue and expenses into Canadian dollars has continued to decline. For the impact of the foreign exchange rate on the Corporation’s revenues, see “Results of Operations - Revenue, Overview” on page 12 hereof.

U. S. / Canadian FX Rates (1)	2007	2006	2005

Period Start	1. 166	1. 166	1. 205
Period End	0. 982	1. 166	1. 166
Twelve Month Average	1. 066	1. 132	1. 212

Note:

(1)	Source: www.oanda.com

Growth of the Loyalty Program Industry

The proliferation of loyalty programs in North America and around the world has been a phenomenon of the new millennium. Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Ecommerce Services when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles than an economy-class flight) and by program type (the “cost” of a flight typically starts at between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Ecommerce Services. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving a reward of some type).

According to the Colloquy Group, a leading consultant and research firm focused on the loyalty marketing industry, the average annual loyalty membership growth between 2000 and 2006 was 5.93%, more that twice the annual growth rate of the U. S. Consumer Price Index. In that time, U. S. loyalty memberships grew from 973 million to over 1.3 billion, and the average U. S. household now belongs to approximately 12 loyalty programs. In summary, the loyalty program industry has seen significant growth in memberships in recent years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS – EXPENSES

Expenses increased in 2007 by 88% relative to 2006 versus a 2% increase in expenses in 2006 relative to 2005. Material changes in expenses are described in each section below.

General and Administration Expenses	2007	2006 As Restated(1)	2005 As Restated(1)

Direct cost of principal revenue	$14,585,813	$–	$–
Employment costs(2)	9,291,645	8,157,264	8,263,632
Sales commission and related exp.	1,618,877	818, 187	627, 018
Marketing and communications	1,650,075	2,607,609	2,217,032
Technology services(3)	918, 140	1,055,967	1,103,563
Amortization of property and equipment	1,817,783	1,702,535	1,346,320
Amortization of intangible assets	760, 495	890, 346	1,143,884
Amortization of deferred costs	472, 794	531, 699	531, 699
Foreign exchange loss/(gain)	547, 186	9, 319	490, 039
Operating expenses (4)	3,159,014	2,739,527	2,514,213

Total	$34,821,822	$18,512,453	$18,237,400

Notes:

(1)	See “Restatement” on page 6.

(2)	Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(3)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(4)	Operating expenses expenses include travel, professional fees, insurance, office rent, office expenses, capital tax and regulatory expenses.

As the Corporation continues to increase loyalty program participation in and sales of Ecommerce Services, significant resources continue to be required. Management has made revenue growth of the underlying business the highest priority while continuing to be diligent about controlling costs and capital expenditures.

Direct Cost of Principal Revenue

Direct cost of principal revenue was introduced in the first quarter of 2007 and relates to any direct cost associated with generating revenue directly from the loyalty program members through the Ecommerce Services or fulfilling redemption of certain Ecommerce Services product offerings. See “Revenue Recognition Policies” on page 11 hereof for a description of the revenue that these costs are associated with.

The cost of principal revenue was $14.6 million in 2007. These new costs result from the introduction of the reseller model for Ecommerce Services pursuant to which Points acts as the end retailer of the loyalty program currency, buying the currency at a wholesale value from the loyalty program and reselling it to retail customers. These costs include the direct cost of the loyalty currency purchased. The Corporation expects these costs to continue to grow in line with revenue growth as it takes on a more active role as a reseller and expands and grows its principal revenues.

Under the reseller model, the Corporation has made contractual commitments with respect to the minimum values of loyalty currency to be purchased over the term of it agreements. The Corporation does not anticipate that it will incur any financial obligations as a result of the contractual commitments. For additional information, see “Revenue Commitments” on page 28 hereof.

Employment Costs

Employment costs increased in 2007 by 14% relative to 2006 versus no change in 2006 relative to 2005. The increase

POINTS INTERNATIONAL LTD. 2007 Annual Report

in employment costs in 2007 was in line with the increased headcount which grew from 62 at the end of 2006 to 72 at the end of 2007. In addition to the increased headcount, short-term contractors increased from 6 in 2006 to 27 at the end of December 2007. The increase in employees and contractors during the year was a result of the increased sales of new products during the year as well as the development of new proprietary technology for which certain costs have been capitalized. See page 26 “Property and Equipment” for more information.

As at December 31, 2007, the Corporation had 72 full-time employees.

	As a December 31,

Full-Time Headcount(1) by Department	2007	2006	2005

Technology	31	27	45
Finance and Administration	17	14	15
Business Development & Account Management	12	10	9
Marketing and Customer Service	12	11	16

Total Full Time Employees	72	62	85

Short-Term contractors	27	6	5

Note:

(1)	Headcount includes active employees and contractors covering a leave of absence for full-time positions within the department.

In accordance with CICA Handbook Section 3870, employment costs include the expense for stock-based compensation issued to employees. The increase in employee stock option costs versus 2006 is related to options granted to new and existing executives and one new member of the board of directors. The cost of stock options is included in employment costs as follows:

	2007	2006	2005

Employee Stock Option Expense	583, 934	366, 981	408, 435

Sales Commissions and Related Expenses

Sales commissions and expenses in 2007 increased by $800,690 or 98% over 2006, compared to an increase of $191,169 in 2006 over 2005. Sales commissions are primarily related to Ecommerce Services and will continue to vary according to loyalty programs contracted and growth of existing products. The majority of the current year-over-year increase is due to Ecommerce Services revenue increasing and the increased responsibility the Corporation has taken on with respect to certain products. A large portion of the increase relates to credit card fees and related costs incurred by the Corporation in offering these products. Management expects sales commissions and expenses to increase in 2008 through growth in existing and new Ecommerce Services business contracted.

Marketing and Communications

Marketing costs in 2007 decreased $957,533 or 37% versus 2006, compared to an increase of $390,577 in 2006 over 2005. During 2006, the Corporation broadened its marketing initiatives to include trials of off-line advertising. The results of these tests were less effective at driving registered users and transacting users than the marketing channels available through the Corporation’s loyalty program partners and at a significantly higher cost per transacting user. Due to the offline marketing results, the Corporation reduced the level of its variable and discretionary marketing expenditures in 2007 versus 2006. The marketing and branding foundation built in 2005 and 2006 has also made it possible to effectively execute efficient and productive promotions with loyalty program operators. Advertising expenditures are now focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program web sites and the effectiveness of existing placements. In addition, the Corporation has begun marketing initiatives, in certain cases at its own cost, to grow Ecommerce Services revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Technology Services

A large portion of the Corporation’s technology services costs are incurred in U.S. dollars. These costs have grown only marginally over the past three years after adjusting for the impact of the weakening of the U.S. dollar. Although in general, technology services costs increase in increments based on business growth, product performance, and hardware and software operating capacity, the Corporation has been able to work with its service provider to control these increases, while not impacting the technology and services that operate the Corporation’s businesses. Management expects these costs to grow marginally in 2008 with the continued expansion of Ecommerce Services.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses in 2007 increased by $419,487 or 15% over 2006, up from an increase of $225,314 in 2006 over 2005. The increase is primarily a result of the increased professional fees associated with consulting services and audit fees related to Sarbanes-Oxley (“SOX”) compliance, and increased office and rent expense during the year.

Non-GAAP measure – Earnings (loss) before interest, amortization and foreign exchange (“EBITDA”)

Management recognizes that the earnings (loss) before interest, amortization and foreign exchange, hereafter referred to by management as EBITDA, is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. EBITDA is used internally to evaluate performance and employee bonuses are based on achieving an EBITDA target determined by the Board of Directors.

Reconciliation of Net Loss to EBITDA

	2007	2006 As Restated(1)	2005 As Restated(1)

Net Loss	$(4,436,335)	$(8,186,063)	$(10,141,462)
Add back:
Amortization of property, plant and equipment	1,817,783	1,702,535	1,346,320
Amortization of intangible assets	760,495	890,346	1,143,884
Amortization of deferred costs	472,794	531,699	531,699
Foreign exchange loss/(gain)	547,186	9,319	490,039
Interest on preferred shares	1,168,728	1,109,823	1,049,367
Interest, loss on short-term investment and capital tax	53,485	64,737	265,974
Interest on convertible debenture	—	194,753	778,806

Earnings (loss) before interest, amortization and foreign exchange- EBITDA	$384,136	$(3,682,851)	$(4,535,373)

Note:

(1)	See “Restatement” on page 6.

For the fiscal year ended December 31, 2007, the Corporation’s EBITDA was $384,136. This compares with negative EBITDA of ($3,682,851) for the fiscal year ended December 31, 2006 and a negative EBITDA of ($4,535,373) for the fiscal year ended December 31, 2005. Adjusting for the impact of the weakening U.S. dollar, EBITDA would have increased a further $1.1 million, which would have resulted in $1.5 million in EBITDA for 2007. Management expects to continue to achieve positive EBITDA for fiscal year 2008. See “Forward-Looking Statements” on page 5 hereof for safe harbour provisions.

POINTS INTERNATIONAL LTD. 2007 Annual Report

RESULTS OF OPERATIONS – NON-CASH EXPENSES

Amortization Expenses

The Corporation’s recorded amortization expense of $3,151,072 in 2007 compared to $3,124,580 in 2006 and $3,021,903 in 2005. There were no significant changes in amortization expense compared to prior periods. This is consistent with the moderate levels of capital spending over the same time frame. Amortization expenses are outlined in the following table:

Amortization Expense	2007	2006	2005

Deferred Costs	$472,794	$531,699	$531,699
Intangible Assets	760,495	890,346	1,143,884
Property and Equipment	1,817,783	1,702,535	1,346,320

Total	$3,051,072	$3,124,580	$3,021,903

Other Non-Cash Expenses

Foreign Exchange Loss (Gain)

The foreign exchange loss (gain) arises from re-valuing certain balance sheet accounts (e.g., U.S. dollar denominated cash and short-term investments and U.S. dollar denominated deposits). At period end, balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the FX loss (gain) from one period to the next. In general and strictly relating to the FX loss (gain) of translating certain balance sheet accounts, a strengthening U.S. dollar will lead to a FX gain while a weakening U.S. dollar will lead to a FX loss. During the year ended December 31, 2007, cash decreased by approximately $2.7 million as a result of the foreign exchange impact from cash held in other currencies. This decrease was offset by a positive approximately $3.2 million exchange impact on non-cash balances related to operations, primarily comprised of a decrease in deposits. The net effect for the twelve month period was an unrealized exchange gain of approximately $481,094.

Interest on Convertible Debentures / Interest on Preferred Shares

On April 12, 2006, Points’ 8% Unsecured Convertible Debentures automatically converted into approximately 18.9 million common shares. As a result, accrued interest on the principal amount of the Debentures ceased to be payable. In 2006 up to the date of conversion, interest on the outstanding principal amount of the Debenture accrued at 8% per annum.

Interest on the Corporation’s Series Two Preferred Share and the Series Four Preferred Share (collectively the “Preferred Shares”) accrues on the principal amount at 7% per annum. The Preferred Shares mature on March 31, 2013. See “Preferred Shares” on page 28 hereof for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS – EARNINGS AND SHAREHOLDERS’ EQUITY

Loss

The Corporation reported a net loss of $4,436,335 for the fiscal year 2007, compared with a net loss of $8,186,063 for the fiscal year 2006, an improvement of $3,749,728. In 2006, the net loss improved by $1,955,399 from a net loss of $10,141,462 in 2005. The decrease in the net loss was primarily a function of revenue growth exceeding the increase in expenses. Revenue grew by $19,911,997 in 2007, while general and administrative expenses increased $16,309,369 and other expenses decreased by $147,100.

Shareholders’ Equity

The deficit in shareholders’ equity declined from a negative $4,656,028 at December 31, 2006 to negative $7,063,157 at December 31, 2007. The reduction was the result of the net loss for the year and partially offset by the exercise of stock options and warrants during the year.

Loss Per Share

The Corporation’s loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 118,307,829 Common Shares for the year ended December 31, 2007, compared with 108,258,453 for the year ended December 31, 2006.

The Corporation reported a net loss of $0.04 per share for the fiscal year ending December 31, 2007, compared with a net loss of $0.08 per share for the fiscal year ending December 31, 2006, a 50% improvement. For the comparable periods, the impact on the loss per share of the diluted shares outstanding is equal to basic loss per share as the effect of conversions, options and warrants is anti-dilutive and not disclosed.

POINTS INTERNATIONAL LTD. 2007 Annual Report

RESULTS OF OPERATIONS – FOURTH QUARTER 2007

Revenue

	For the three months ended

Revenue	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006 As Restated(1)

Principal	$11,288,359	$4,842,408	$1,110,988
Commission	2,690,395	2,438,547	2,459,788
Interest	255,759	250,537	48,273

Total Revenue	$14,234,513	$7,531,492	$3,619,049

Note:

(1)	See “Restatement” on page 6.

Revenue increased by $10,615,463 or 293% over the fourth quarter of 2006 and increased by $6,703,021 or 89% over the third quarter of 2007. Principal revenue, where the Corporation records gross revenue, accounted for the majority of the growth as a result of the new and renewed relationships under the reseller model. Commission revenue also increased by $230,607 or 9% over the fourth quarter of 2006 and by $251,848 or 10% over the third quarter of 2007 due to new product activity and growth in existing activity.

Expenses

General and administrative expenses increased by $6,595,143 over the third quarter of 2007 and by $10,707,008 versus the fourth quarter of 2006. The majority of the increase is related to the increased direct cost of principal revenues, increased employment costs and increased sales commission and related expenses.

	For the three months ended

General & Administrative Expenses	Dec. 31, 2007	Sep. 30, 2007	Dec. 31, 2006 As Restated(1)

Direct cost of principal revenue	$9,327,963	$3,289,403	$—
Employment costs(2)	3,022,793	2,074,175	1,775,916
Sales commission and related exp.	379,022	399,835	289,440
Marketing and communications	343,970	546,818	722,077
Technology services(3)	184,400	237,037	209,012
Amortization of property and equipment	472,696	442,625	428,223
Amortization of intangible assets	154,384	202,037	210,257
Amortization of deferred costs	118,199	118,198	132,926
Foreign exchange loss/(gain)	92,828	244,212	(217,379)
Operating expenses(4)	771,954	718,726	610,729

Total	$14,868,209	$8,273,066	$4,161,201

Notes:

(1)	See “Restatement” on page 6.

(2)	Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).

(3)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(4)	Operating expenses expenses include travel, professional fees, insurance, office rent, office expenses, capital tax and regulatory expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The direct cost of principal revenue increased by $6,038,560 over the third quarter of 2007 as a result of the increase in activity during the quarter from new and renewed relationships under the reseller model. These costs were new to the year as a result of the Corporation taking on a more active role as a reseller and were not included in prior years.

Employment costs increased by $948,618 over the third quarter of 2007 and by $1,246,877 over the fourth quarter of 2006. The increase over the third quarter is as a result of increased contract labour expense as contractors employed increased to 27 at December 31, 2007 from 18 at September 30, 2007, expense related to the Corporation’s bonus plan, one-time severance costs and higher recruiting expenses during the quarter.

Non-GAAP measure – Earnings (loss) before interest, amortization and foreign exchange (“EBITDA”)

Reconciliation of Net Loss to EBITDA

	For the three months ended

Reconciliation to EBITDA	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006 As Restated(1)

Net Loss	$(935,195)	$(1,009,274)	$(812,864)

Add back:
Amortization of property and equipment	472,696	442,625	428,223
Amortization of intangible assets	154,384	202,037	210,257
Amortization of deferred costs	118,199	118,198	132,926
Foreign exchange loss/(gain)	92,828	244,212	(217,379)
Interest on preferred shares	292,182	292,182	277,456
Interest, loss on short-term investment and capital tax	9,317	(24,482)	(6,744)

Earnings (loss) before interest, amortization and foreign exchange - EBITDA	$204,411	$265,498	$11,875

Note:

(1)	See “Restatement” on page 6.

EBITDA is a non-GAAP measure used by the Corporation. For a complete explanation, see “Non-GAAP measure — Earnings (loss) before interest, amortization and foreign exchange (“EBITDA”)”, on page 20 hereof.

For the three months ended December 31, 2007, the Corporation’s EBITDA was $204,411. This compares with EBITDA of $265,498 for the three months ended September 30, 2007 and $11,875 for the three months ended December 31, 2006.

Net Loss

The Corporation reported a net loss of $935,195 for the fourth quarter of 2007, compared with a net loss of $1,009,274 for the third quarter of 2007 and a net loss of $812,864 in the fourth quarter of 2006. The decrease in the net loss over the third quarter of 2007 was primarily a function of revenue growth exceeding the increase in expenses.

The $122,332 increase in net loss over the fourth quarter of 2006 is as a result of a $310,207 increase in the foreign exchange loss, an increase in employment costs related to bonus and severance of $602,623, offset by a $790,498 improvement in all other items included in the net loss.

POINTS INTERNATIONAL LTD. 2007 Annual Report

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation’s ability to generate sufficient cash flow to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation’s current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and foreign exchange is seen by management as a key indicator of the change in the liquidity of Points’ operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Ecommerce Services and to Points.com, revenue is expected to grow, resulting in increased liquidity.

Current Assets

The Corporation had current assets of $40,880,983 at December 31, 2007, compared to $29,407,867 at December 31, 2006.

As at December 31,	2007	2006 As Restated(1)

Cash and cash equivalents	$21,148,331	$19,758,490
Funds receivable from payment processor	5,034,223	3,710,341
Short-term investments	7,272,200	—
Security deposits	1,533,073	1,220,209
Accounts receivable	3,293,291	2,375,966
Current portion of future income tax asset	590,000	—
Current portion of deferred costs	274,327	283,649
Prepaids and sundry assets	1,735,538	2,059,212

Total Current Assets	$40,880,983	$29,407,867

Note:

(1)	See “Restatement” on page 6.

Current assets increased by $11,473,116 compared to December 31, 2006. The increase in current assets relative to the previous year-end is primarily related to the increase of $9,195,261 in the amounts payable to loyalty program partners and the $1,445,272 in cash proceeds received from the issuance of capital stock related to stock based compensation during the year. See “Current Liabilities” on page 27 hereof for growth in current liabilities attributed to amounts payable to loyalty program partners.

Cash from Exercise of Certain Warrants and Options

Certain “in-the-money” warrants and options are due to expire within 12 months from the date of this MD&A. Assuming that the market price of the common shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities will increase cash by $738,837. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 756,370 shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at December 31, 2007

Security Type	Expiry Date	Number	Strike Price	Proceeds

Options	02/16/2008	65,000	0.22	$14,300
Options	04/29/2008	7,500	0.87	6,525
Options	08/19/2008	15,000	0.95	14,250
Options	11/19/2008	20,000	1.01	20,200
Options	12/16/2008	500,000	1.12	560,000
Warrants	04/04/2008	148,870	0.83	123,562

Total		756,370		$738,837

MANAGEMENT’S DISCUSSION AND ANALYSIS

Subsequent to year end, and as at March 4, 2008, the following securities due to expire within 12 months have been exercised or expired:

Security Type	Expiry Date	Number	Strike Price	Proceeds

Options - exercised	02/16/08	65,000	0.22	$14,300

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenue; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation’s business and the corresponding cash flows.

Ability to Fund Future Growth

In 2007, the Corporation had cash flows provided by operating activities after changes in non-cash balances related to operations of $11,017,625 compared to $2,029,643 in fiscal year 2006. The cash flow increase is primarily attributable to an increase in amounts payable to loyalty program partners from new Ecommerce Services products, increased sales volume of existing partners and an improvement in revenue net of cash expenses for the year ended December 31, 2007.

The Corporation expects to continue to generate positive cash flows from operations for the 2008 fiscal year by achieving positive EBITDA and continuing to grow the Corporation’s amounts payable to loyalty partners through new Ecommerce Services products and growth of existing products.

Property and Equipment

The Corporation reported a decrease in net book value of property and equipment in the fiscal year ended December 31, 2007 due to amortization exceeding the additions during the period. Additions of $865,008 in 2007 include capitalized employment costs for two new Points.com products, Book with Points and Global Points Exchange, and costs related to the development of new Ecommerce Services products during the year. See “Capital Resources - Planned Capital Expenditures” on page 29 hereof for additional information.

Additional capitalized development costs associated with the Corporation’s technology will increase property and equipment and the corresponding amortization in 2008 and beyond.

As at December 31,	2007	2006

Furniture and equipment	$198,157	$220,980
Computer equipment	278,263	262,065
Software	173,140	476,248
Technology development	1,121,995	1,638,434
Leasehold improvements	209,908	336,512

Total Property and Equipment	$1,981,463	$2,934,239

Goodwill

Goodwill originated from the acquisition of the MilePoint business assets in 2004. In accordance with CICA Handbook section 3062, “Goodwill and Other Intangible Assets”, impairment is assessed annually by the Corporation at the fiscal year-end. Management tested the acquisition goodwill for impairment at December 31, 2007, and the acquisition goodwill was deemed not to be impaired. In accordance with GAAP, management will continue to test the acquisition goodwill on an annual basis.

As at December 31,	2007	2006 As Restated (1)

Goodwill(1)	$4,129,069	$4,129,069

Note:
(1)	See explanations above under “Restatements” on page 6.

POINTS INTERNATIONAL LTD. 2007 Annual Report

Current Liabilities

Current liabilities at December 31, 2007 were $35,226,828 compared with $25,142,313 at December 31, 2006. The increase compared to the previous year-end is primarily related to the increase in partner deposits.

As at December 31,	2007	2006 As Restated(1)

Accounts payable and accrued liabilities	$3,425,150	$3,342,869
Current portion of deferred revenue	1,600,194	776,251
Payable to loyalty partners	30,195,664	21,000,403
Current portion of loan payable	5,820	33,515

Total Current Liabilities	$35,226,828	$25,153,038

Note:

(1)	See “Restatement” on page 6

Funds are collected from the end consumer through the provision of the Ecommerce Services, based on gross transaction value. Funds Payable to loyalty program partners include proceeds owed to the Partner for Agency transactions based on the gross transaction value less the Corporation’s commissions as well as funds payable to loyalty partners in order to pay for the direct cost of Principal transactions. As activity increases across all of the Ecommerce Services, the Corporation expects funds payable to loyalty program partners to also increase.

In each period, the accounts payable and accrued liabilities include an accrual for projected employee bonuses to be paid in February of the following year, and other accrued charges.

The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has increased from $4,254,829 at December 31, 2006 to $5,654,155 at December 31, 2007. See pages 25 through 27 hereof for additional information regarding the Corporation’s current assets and current liabilities. Management expects that, through the growth of its products and its ability to control costs, working capital will continue to improve in 2008. See “Risks and Uncertainties” on page 31 hereof for additional information. Furthermore, the cash payments relating to the Preferred Shares occur in 2013. Management considers its working capital position to be sufficient to meet both its current obligations and near-term (1-5 years) obligations. See “Long-Term Liabilities and Commitments” on page 28 hereof for more information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Long-Term Liabilities and Commitments

Future Obligations (000,000s)

Payments due by period	Total (1)	5 Years or Greater	3-5 Years	1-3 Years	1 Year

Series Two Preferred Share (non-cash expense until repayment)	$21.05	$16.49	$1.09	$2.60	$0.87
Series Four Preferred Share (non-cash expense until repayment)	5.39	4.12	0.30	0.73	0.24
Loan Payable	0.01	—	—	—	0.01
Operating Leases(2)	2.52	—	—	1.56	0.96
Revenue Commitments(3)	13.41	—	6.21	5.69	1.51
Purchase Commitments(4)	0.88	—	—	0.07	0.81

Total Contractual Obligations	$43.26	$20.61	$7.60	$10.65	$4.40

Notes:

(1)	Represents the aggregate amount for the full duration of the contractual obligations (including years post 2012 and prior to 2008).

(2)	Includes technology services commitments and hardware and software operating leases.

(3)	Includes loyalty currency purchase commitments made with loyalty program operators contracted under the reseller model of Ecommerce Solutions.

(4)	Includes loyalty currency purchase commitments made with loyalty program operators for co-marketing commitments.

Elements of the foregoing table are explained in more detail in the following sections.

Preferred Shares

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the Board of Directors (a “Preferred Share Change of Control”).

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) $12,400,000 for the Series Two Preferred Share and $3,454,611 for the Series Four Preferred Share plus (B) a return on that subscription price equal to 7% per annum calculated on a daily basis from the date of issue of the applicable Preferred Share to the date on which the applicable Preferred Share is redeemed and (ii) the product of the number of underlying shares and the greater of (A) the weighted average closing price of the common shares on the principal stock exchange on which the common shares then are traded for the ten days ending on the trading day immediately prior to public announcement of the Preferred Share Change of Control, and (B) the fair market value of the consideration paid per common share in the transaction resulting in the Preferred Share Change of Control.

Upon the occurrence of an event that is a Preferred Share Change of Control, Points may not have sufficient cash to pay the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered such a payment unless the transaction provided for such payment.

Operating Leases

The operating leases primarily relate to specific office technology and technology service commitments.

Revenue Commitments

In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. The Corporation does not anticipate that

POINTS INTERNATIONAL LTD. 2007 Annual Report

it will incur any financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date.

Purchase Commitments

The partner purchase commitments relate to contractual arrangements where the Corporation has committed to purchase loyalty currency and marketing from the partner for the purposes of promoting the Corporation’s Ecommerce Services.

CAPITAL RESOURCES

Planned Capital Expenditures

Total capital expenditures in 2008 are expected to be in line with 2007 which include capitalized development, acquired hardware and software, and leasehold improvements. Capitalized development costs are expected to continue to make up the majority of the total expenditure in the 2008 fiscal year. The Corporation will fund 2008 capital expenditures from its working capital.

OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 120,160,930 common shares outstanding, one Series Two Preferred Share and one Series Four Preferred Share. Subject to anti-dilution adjustment, the Series Two Preferred Share is convertible into 24,028,016 common shares and the Series Four Preferred Share is convertible into 5,411,434 common shares.

As of the date hereof, the Corporation has outstanding options exercisable to acquire up to 7,096,726 common shares. The options have exercise prices ranging from $0.74 to $2.20 with a weighted average exercise price of $1.19. The expiration dates of the options range from April 29, 2008 to January 24, 2013.

The Corporation’s subsidiary, Points.com Inc., has no outstanding options exercisable to acquire common shares of Points.com Inc. The last of the previously outstanding Points.com options and their related put rights were exercised in the second quarter of 2007.

As of the date hereof, the Corporation has outstanding warrants exercisable to acquire up to 148,870 common shares. The warrants have an exercise price of $0.83. The expiration date of the warrants is April 4, 2008.

The following table lists the common shares issued and outstanding as at March 19, 2008 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds on Exercise	Liability Reduction(1)

Common Shares Issued & Outstanding	120,160,930

Convertible Securities
Series Two Preferred Share	24,028,016	$—	$16,187,226
Series Four Preferred Share	5,411,434	—	4,119,624
Broker warrants	148,870	123,562	—
Stock options	7,096,726	8,454,436	—

Sub-Total Convertible Securities	36,685,046	8,577,998	20,306,850

Fully Diluted	156,845,976	$8,577,998	$20,306,850

Securities Excluded from Calculation

Options available to grant from ESOP(2)	221,052		n/a

Notes:

(1)	Liability reduction reflects the value outstanding on the balance sheet as at December 31, 2007.

(2)	The number of options available to grant is calculated as the total stock option pool, less the number of stock options exercised, less the number of stock options granted.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF RESULTS

The following summary of results has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

Income Statement for the year ended December 31, 2007	2007	2006 As Restated(1)	2005 As Restated(1)

Revenue	$31,607,700	$11,695,703	$10,190,085

General and administrative expenses	34,821,822	18,512,453	18,237,399

Interest and other expenses	1,222,213	1,369,313	2,094,148

Net income (loss)	$(4,436,335)	$(8,186,063)	$(10,141,462)

Net income (loss) per share(2)

- basic	$(0.04)	$(0.08)	$(0.12)
- diluted	n/a	n/a	n/a

Notes:

(1)	See “Restatement” on page 6.

(2)	In accordance with GAAP, the diluted loss per share has not been presented, as the effect would be anti-dilutive.

Balance Sheet as at December 31,	2007	2006 As Restated(1)

Current assets	$40,880,983	$29,407,867

Total assets	48,850,568	40,431,054

Total liabilities	55,913,725	45,087,082

SHAREHOLDERS’EQUITY
Capital stock	45,994,159	43,051,048
Warrants	30,668	186,688
Contributed surplus	7,945,633	8,703,518
Retained earnings	(61,033,617)	(56,597,282)

Total	$(7,063,157)	$(4,656,028)

Note:

(1)	See “Restatements” on page 6.

Summary of Quarterly Results (Unaudited)

Quarter ended	Revenues As Restated(1)	Net loss As Restated(1)	Loss per share(2) As Restated(1)

December 31, 2007	$14,234,513	$(935,196)	$(0.01)

September 30, 2007	7,531,492	(1,009,274)	(0.01)

June 30, 2007	4,614,008	(1,666,880)	(0.01)

March 31, 2007	5,227,687	(824,986)	(0.01)

December 31, 2006	3,619,049	(812,864)	(0.01)

September 30, 2006	2,812,647	(1,890,569)	(0.02)

June 30, 2006	2,546,229	(3,176,556)	(0.03)

March 31, 2006	2,717,778	(2,306,074)	(0.02)

Notes:

(1)	See “Restatement” on page 6.

(2)	In accordance with GAAP, the diluted loss per share has not been presented, as the effect would be anti-dilutive.

POINTS INTERNATIONAL LTD. 2007 Annual Report

RISKS AND UNCERTAINTIES

Industry Risks

The Corporation and the majority of its partners operate in the travel industry in North America. The ability of the Corporation’s partners to continue to drive commercial activity to their businesses is integral in generating loyalty miles/points to their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, revenue is transactional in nature and dependent on the number and size of these transactions.

There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions. The Corporation attempts to mitigate this risk through diversification into other business verticals and expansion of its loyalty partner base to Europe and Asia. These alternate business verticals include financial services, land-based retail and online retail.

Business Risks

Lack of Profitability

The Corporation has never had a profitable quarter in its operating history and may never have a profitable quarter. Net loss for the year ended December 31, 2007 was $4,436,335 ($8,186,063 for the year ended December 31, 2006).

Limited Financial Resources

In April 2005 the Corporation issued 18,134,300 common shares to a group of accredited investors for proceeds of $12.4 million and issued to Points Investments, Inc., an affiliate of IAC/InterActiveCorp, one Series Four Preferred Share for proceeds of $3.45 million.

Notwithstanding this financing, the financial resources of the Corporation continue to be limited. For 2007, the Corporation reported total revenue of $31,607,700 and cash flows provided by operating activities of $11,017,625 as compared with total revenue of $11,695,703 and cash flows provided by operating activities of $2,029,643 in 2006. If cash flows provided by operations do not remain positive and increase the Corporation’s liquid and unencumbered cash position, it could adversely impact the Corporation’s ability to pay its liabilities as they become due and/or exploit business opportunities and fund growth. Consequently, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing will depend in part upon the then prevailing capital market conditions, as well as the business performance of the Corporation. In addition, pursuant to the terms of the Series Two Preferred Share, IAC/InterActiveCorp has a veto right over the Corporation’s ability to incur debt outside the ordinary course of business. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation.

If additional financing is raised by the issuance of common shares from treasury, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and interest payments upon such debt could have a negative impact on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a materially adverse effect on the Corporation.

Liabilities of the Corporation

As at December 31, 2007, the Corporation had outstanding consolidated current liabilities of $40,880,983 and consolidated total liabilities of $55,913,725, including its obligations under the Preferred Shares. There is no assurance that the Cor-

MANAGEMENT’S DISCUSSION AND ANALYSIS

poration will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Dependence On Loyalty Partners

For the year ended December 31, 2007, three of Points’ customers represented 75% (three customers in 2006 represented 58%) of the Corporation’s total revenue. The loss of one or more of these key loyalty partners could have a material adverse affect on the Corporation’s business, revenue, operating results and financial condition.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

U.S. and Canadian Securities Laws Compliance Risks

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 (“SOX”) in the U.S. and Part XXIII.1 of the Securities Act (Ontario) and related rules, may cause the Corporation to incur increased costs as we evaluate the implications of new rules and respond to new requirements. Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for the Corporation under indemnities provided by the Corporation to its officers and directors and may make it more difficult for the Corporation to obtain certain types of insurance, including liability insurance for directors and officers; as such, it may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on our Board of Directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause general and administrative costs to increase beyond what is currently planned. The Corporation is presently evaluating and monitoring developments with respect to these laws, rules and regulations, and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

The Corporation is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX section 404 and Multilateral Instrument 52-109 of the Canadian Securities Administrators. The results of this review are reported in our Annual Report on Form 40-F and in our Management’s Discussion and Analysis of Results of Operations and Financial Condition. Our registered public accounting firm is also required to report on the effectiveness of management’s review and on the effectiveness of the Corporation’s internal control over financial reporting.

In connection with the restatement of the Corporation’s previously issued financial statements (as described in “Restatement” on page 6), management has concluded that the Corporation’s design and control of the Corporation’s disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2007. Management’s review is designed to provide reasonable assurance, not absolute assurance, that all material weaknesses existing within the Corporation’s disclosure controls and procedures and internal controls over financial reporting are identified. Material weaknesses represent deficiencies existing in the Corporation’s disclosure controls and procedures and internal controls over financial reporting that may not prevent or detect a misstatement occurring which could have a material adverse affect on the quarterly or annual financial statements of the Corporation. In addition, management cannot assure you that the remedial actions being taken by the Corporation to address the material weaknesses identified will be successful, nor can management assure you that no further material weaknesses will be identified within its internal controls over financial reporting throughout 2008.

If the Corporation fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Corporation’s disclosures which could have a material adverse effect on the Corporation’s business, its financial statements, and the value of the Corporation’s common shares.

POINTS INTERNATIONAL LTD. 2007 Annual Report

Internet Viability and System Infrastructure and Reliability

The widespread growth of internet usage has caused frequent interruptions and delays in transmitting and processing information and data over the internet. There can be no assurance that the internet infrastructure of the Corporation’s own network systems will continue to be able to support the demands placed on it by the continued growth of the internet, the loyalty industry or that of its customers.

The viability of the internet could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices surpass the internet as a viable channel for business transactions.

The end-consumers of the Corporation’s software depend on internet service providers, online-service providers and the Corporation’s infrastructure for access to the software solutions we provide to our partners. These services are subject to service outages and delays due to system failures, stability or interruption. Our loyalty partners may lose customers as a result of delays or interruption in service. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse affect on the Corporation’s business, revenues, operating results or financial condition.

Chargebacks

Chargebacks are any credit card transaction undertaken by an end-customer that is later reversed or repudiated. Points is subject to exposure in regard to Chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. As Points moves more actively to participate in its business relationships with loyalty partners as a principal, this risk is borne by the Corporation. Risk to the Corporation from Chargebacks could exceed the margin of return to Points from the transaction being carried out. While Points has fraud control measures in place to minimize exposure, this factor could have a material adverse effect on its business, revenue, operating results and financial condition.

Contractual Performance Commitments

The Corporation, in some of its contractual relationships, has made commitments on the number of miles/points it will process over the contract term of its agreements. The commitments are measured annually on the anniversary date of the contracts. As a result, there is a risk that these commitments may not be met, resulting in the Corporation incurring a financial outlay to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. There is a risk that in turn, the Corporation may have difficulty in selling this inventory which could have a material adverse effect on the Corporation’s business, revenue, operating results and financial condition.

Foreign Exchange

The Corporation’s financial results are reported in Canadian currency, which is subject to fluctuations in respect of currencies of the countries in which the Corporation operates, including U.S. dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on the Corporation’s reported results. At present, the Corporation does not utilize any hedging programs to mitigate the Corporation’s currency risk. As a result, there can be no assurance that the Corporation will not experience currency losses in the future, which could have a material adverse effect on the Corporation’s business, revenue, operating results and financial condition.

Dependence Upon Key Personnel

The Corporation’s future success is dependent upon certain key management and technical personnel. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenue, operating results and financial condition.

Stock Volatility

Over the past 12 months, the market price for the Corporation’s common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of the Corporation’s common shares may be adversely af-

MANAGEMENT’S DISCUSSION AND ANALYSIS

fected by various factors such as quarterly variations in revenue and operating results, signing or loss of a customer, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price of the Corporation’s common shares.

Although the Corporation’s common shares are listed and traded in Canada on the Toronto Stock Exchange and in the U.S. on the O.T.C. Bulletin Board (“OTCBB”), this should not imply that there will always be a liquid market in the Corporation’s common shares.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation’s efforts to engage people who have experience in the Corporation’s area of business, some of the directors and officers have been and will continue to be engaged in other businesses. Situations may arise where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to the governance practices of the board of directors of the Corporation and governed by the law applicable to directors’ and officers’ conflicts of interest.

Limited Customers

There can be no assurance that the Corporation will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.

Revenue

Operating revenue are derived from contracts for Ecommerce Services. This includes revenue in the form of development fees, maintenance fees and commissions, membership fees and revenue from Points.com in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Corporation’s business, increasing the number of transactions engaged in by current consumers, and in securing continued contracts for its Ecommerce Services. Competition or other business factors may have a material adverse effect on the Corporation’s ability to grow its revenue and become profitable.

POINTS INTERNATIONAL LTD. 2007 Annual Report

OUTLOOK

Points believes it has been a pioneer in the loyalty industry, with little or no competition from parties external to the loyalty program operators themselves. The Corporation looks to build on its unique competitive position to further strengthen its relationships with currently contracted loyalty program operators and to sign additional loyalty program operators, especially in less penetrated markets such as Europe and Asia, to Points.com and Ecommerce Services. To date in 2008, the Corporation has renewed and strengthened existing relationships with five loyalty program operators and signed contracts with four new loyalty program operators. The Corporation also looks to build on its proprietary technology, which will help broaden and strengthen existing relationships and attract new relationships. New functionality being added to the Corporation’s software offerings at the end of 2008 will allow end consumers more ways to make the most of their points and miles, and in turn, provide more revenue opportunities for Points and loyalty program operators. Additionally, continued expansion of the reseller model leverages Points’ experience in marketing its offerings to consumers and will further strengthen Points’ existing relationships. Management continues to be optimistic about the Corporation’s position within the loyalty industry and its ability to service new loyalty program operators in Europe and Asia, as well as new loyalty program operators in non-travel business verticals, and believes that the future will continue to build upon 2007’s milestone achievement of positive EBITDA.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the board of directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on estimates and judgement. management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The board of directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit committee reviews the Corporation’s annual consolidated financial statements, the external report of the independent registered chartered accountants, the comments by independent registered chartered accountants on Canada-United States of America reporting difference, auditor’s report and other information in the Annual Report. The committee reports findings to the board for consideration by the board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by Deloitte and Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. Deloitte and Touche LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission (“SEC”)) as of December 31, 2007. Based on that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were not effective.

As discussed below, the Corporation identified weaknesses in the design and implementation of internal control over financial reporting as at December 31, 2007. Internal control over financial reporting is a sub-set of disclosure controls and procedures such that a material weaknesses in the former generally indicate weaknesses in the latter.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Internal controls include those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in

POINTS INTERNATIONAL LTD. 2007 Annual Report

accordance with authorization of management and the board of directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of the restatements reflected in the December 31, 2007 financial statements and audit adjustments related thereto, the Corporation has concluded that there is a material weakness in internal control over financial reporting as of December 31, 2007.

The Corporatioin has not demonstrated the timely and in-depth involvement of external resources to supplement their knowledge of generally accepted accounting principles, particularly with respect to complex revenue recognition matters related to upfront contract initiation fees in prior years. Given that the current internal controls did not detect these past errors, a material weakness existed as of December 31, 2007. Due to this material weakness, management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, has concluded that internal control over financial reporting was not effective as of December 31, 2007.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche, LLP, Independent Registered Chartered Accountants, as stated in their report which is included herein.

REMEDIATION

During the year, the Corporation took several measures to enhance its internal controls. Specifically, the Corporation has supplemented its internal controls with the following remedial actions:

•

In April 2007, the Corporation increased its internal knowledge both in Canadian and U.S. generally accepted accounting principles with the hiring of a new Chief Financial Officer, and Director of Finance;

•	When complex or unusual transactions surface, senior management has committed to actively seeking a solution in-house and then consulting third party consultants for a second opinion;

•	Effective for the third quarter of 2007, third party consultants conduct a review of key events in the quarter and provide comments on the applicable related disclosures; and

•

In addition to the significant increase in generally accepted accounting principles knowledge accessible to the Corporation throughout 2007, the Corporation has established a number of control procedures designed to strengthen our capabilities to both identify and address any potential errors before they are reported in the future.

In response to the material weakness in the Corporation’s internal controls as of December 31, 2007 noted above, the Corporation has engaged additional involvement of external resources for any new complex accounting matters. With the implementation of these corrective actions, the Corporation believes that the above noted material weakness has been remediated as of the release date of its December 31, 2007 financial statements. However, the effectiveness of such procedures will not be tested until the close of the Corporation’s first quarter in 2008.

The Corporation will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There are no changes in the Corporation’s internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

T. Robert MacLean Chief Executive Officer	Anthony R. Lam Chief Financial Officer

March 19, 2008

POINTS INTERNATIONAL LTD. 2007 Annual Report

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF POINTS INTERNATIONAL LTD.

We have audited the internal control over financial reporting of Points International Ltd. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement or the company’s annual or interim statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: As a result of the restatements reflected in the December 31, 2007 financial statements and audit adjustments related thereto, the Company has concluded that there is a material weakness in internal control over financial reporting as of December 31, 2007. The Company has not demonstrated the timely and in-depth involvement of external resources to supplement their knowledge of generally accepted accounting principles, particularly with respect to complex revenue recognition matters related to upfront contract initiation fees in prior years. Given that the current internal controls did not detect these past errors, a material weakness existed as of December 31, 2007. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2007 and our report dated March 19, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada¬-United States of America Reporting Difference referring to changes in accounting principles.

Independent Registered Chartered Accountants
Licensed Pubic Accountants
Toronto, Canada
March 19, 2008

POINTS INTERNATIONAL LTD. 2007 Annual Report

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Points International Ltd.

We have audited the accompanying consolidated balance sheet of Points International Ltd. and subsidiaries (the “Company”) as at December 31, 2007, and the related consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2008 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

The consolidated financial statements as of December 31, 2006 and for the year then ended (as restated) were audited by Mintz & Partners LLP who expressed an opinion without reservation on those statements in their report dated March 7, 2007 except for Note 4, which is as of March 19, 2008.

Independent Registered Chartered Accountants
Licensed Pubic Accountants
Toronto, Canada
March 19, 2008

Comments by Independent Registered Chartered Accountants on
Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(p) to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated March 19, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Licensed Pubic Accountants
Toronto, Canada
March 19, 2008

POINTS INTERNATIONAL LTD. 2007 Annual Report

Auditors’ Report

To the Shareholders of Points International Ltd.

We have audited the accompanying consolidated balance sheet of Points International Ltd. and subsidiaries (the “Company”) as at December 31, 2006, and the related consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Points International Ltd. and subsidiaries as at December 31, 2006, and the results of their operations and their cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

As described in Note 4 to the consolidated financial statements, the accompanying consolidated financial statements of the Company as of December 31, 2006 and for the year then ended have been restated. We therefore amended our previous report dated March 7, 2007 on those financial statements based on our audit of the effect of the restatement to the Company’s restated financial statements as of December 31, 2006 and for the year then ended.

Toronto, Ontario	Chartered Accountants
March 7, 2007 except for Note 4,	Licensed Public Accountants
which is as of March 19, 2008

CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars)	POINTS INTERNATIONAL LTD.

AS AT	December 31, 2007	Restated (Note 4) December 31, 2006

ASSETS
CURRENT
Cash and cash equivalents (Note 5)	$21,148,331	$19,758,490
Funds receivable from payment processors (Note 6)	5,034,223	3,710,341
Short-term investments (Note 7)	7,272,200	—
Security deposits (Note 8)	1,533,073	1,220,209
Accounts receivable (Note 9)	3,293,291	2,375,966
Current portion of future income tax asset (Note 22)	590,000	—
Current portion of deferred costs (Note 12)	274,327	283,649
Prepaids and sundry assets	1,735,538	2,059,212

	40,880,983	29,407,867

PROPERTY AND EQUIPMENT (Note 10)	1,981,463	2,934,239
INTANGIBLE ASSETS (Note 11)	1,384,080	1,986,433
GOODWILL (Note 11)	4,129,069	4,129,069
DEFERRED COSTS (Note 12)	474,973	1,383,446
FUTURE INCOME TAX ASSET (Note 22)	—	590,000

	7,969,585	11,023,187

	$48,850,568	$40,431,054

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,425,150	$3,342,869
Current portion of deferred revenue	1,600,194	776,251
Payable to loyalty program partners	30,195,664	21,000,403
Current portion of loan payable (Note 13)	5,820	33,515

	35,226,828	25,153,038
DEFERRED REVENUE	380,047	422,476
LOAN PAYABLE (Note 13)	—	5,289
CONVERTIBLE PREFERRED SHARES (Note 15)	20,306,850	19,506,279

	55,913,725	45,087,082

SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK (Note 16)	45,994,159	43,051,048
WARRANTS (Note 17)	30,668	186,688
CONTRIBUTED SURPLUS (Note 17(g))	7,945,633	8,703,518
DEFICIT	(61,033,617)	(56,597,282)

	(7,063,157)	(4,656,028)

	$48,850,568	$40,431,054

APPROVED ON BEHALF OF THE BOARD:
Doug Carty Director	Rob Maclean Director

CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in Canadian Dollars)	POINTS INTERNATIONAL LTD

FOR THE YEARS ENDED DECEMBER 31	2007	Restated (Note 4) 2006

REVENUE

Principal	$20,109,876	$3,099,182

Commission	10,780,678	8,373,966

Interest	717,146	222,555

	31,607,700	11,695,703

GENERAL AND ADMINISTRATION EXPENSES

Direct cost of principal revenue	14,585,813	—

Employment costs	9,291,645	8,157,264

Sales commissions and related expenses	1,618,877	818,187

Marketing and communications	1,650,075	2,607,609

Technology services	918,140	1,055,967

Amortization of property and equipment	1,817,783	1,702,535

Amortization of intangible assets	760,495	890,346

Amortization of deferred costs	472,794	531,699

Foreign exchange loss	547,186	9,319

Operating expenses (Note 18)	3,159,014	2,739,527

	34,821,822	18,512,453

OPERATING LOSS – before undernoted	(3,214,122)	(6,816,750)

OTHER EXPENSES

Interest on preferred shares	1,168,728	1,109,823

Interest and other charges	53,485	64,737

Interest on convertible debentures	—	194,753

	1,222,213	1,369,313

NET LOSS AND COMPREHENSIVE LOSS	$(4,436,335)	$(8,186,063)

LOSS PER SHARE (Note 19)	$(0.04)	$(0.08)

DEFICIT – Beginning of year

As previously reported	$(55,335,455)	$(47,428,760)

Effect of restatement of prior years (Note 4)	(1,261,827)	(982,459)

As restated	(56,597,282)	(48,411,219)

NET LOSS	(4,436,335)	(8,186,063)

DEFICIT – End of year	$(61,033,617)	$(56,597,282)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31	2007	Restated (Note 4) 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$(4,436,335)	$(8,186,063)

Items not affecting cash
Amortization of property and equipment	1,817,783	1,702,535
Amortization of deferred costs	472,794	531,699
Amortization of intangible assets	760,495	890,346
Unrealized foreign exchange loss / (gain)	(481,094)	185,511
Employee stock option expense (Note 17)	583,934	366,981
Interest on Series Two and Four Preferred Shares	1,168,728	1,109,823
Interest accrued on convertible debentures	—	194,753

Changes in non-cash balances related to operations (Note 20(a))	11,131,320	5,234,058

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	11,017,625	2,029,643

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(865,008)	(1,029,936)
Additions to intangible assets	(158,142)	(115,164)
Purchase of short-term investments	(7,272,200)	—
Sales of short-term investments	—	2,348,418
Payments for the acquisition of MilePoint, Inc.	—	(400,000)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(8,295,350)	803,318

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loan payable (Note 13)	(32,984)	(29,818)
Issuance of capital stock (Note 16)	1,445,272	437,887

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,412,288	408,069

EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(2,744,722)	287,590

INCREASE IN CASH AND CASH EQUIVALENTS	1,389,841	3,528,620

CASH AND CASH EQUIVALENTS – Beginning of the year	19,758,490	16,229,870

CASH AND CASH EQUIVALENTS – End of the year	$21,148,331	$19,758,490

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the “Corporation”) include the financial position, results of operations and cash flows of the Corporation and its wholly owned subsidiaries, Points.com Holdings Inc., Points International (US) Ltd. and Points International (UK) Limited and its indirect wholly owned subsidiary, Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of Ecommerce Services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its backend operations, and management of an online consumer-focused loyalty points management web-portal.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 28 describes and reconciles the significant measurement differences between Canadian and United States generally accepted accounting principles (“US GAAP”) affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

	a)	Use of estimates

The preparation of these consolidated financial statements has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2007 and 2006 and the revenues and expenses reported for the years then ended. On an ongoing basis, the Corporation evaluates its estimates, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), income taxes, stock-based compensation, revenue recognition, goodwill and intangible assets. The Corporation bases its estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

	b)	Revenue recognition

The Corporation’s revenue is categorized as principal, commission, and interest and is generated through the technology services provided to loyalty program partners. Revenue is recognized when evidence of an arrangement exists, the fee is fixed and determinable, services have been provided, and collection of the receivable is reasonably assured.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to the loyalty program industry. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees are the up-front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner web site is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These fees are recorded in accordance with Abstract 142 of the Emerging Issues Committee (“EIC-142”) of the CICA Handbook, “Revenue Arrangements with Multiple Deliverables”. As such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

contract, which approximates the period of expected benefit.

(ii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized on a percentage of completion basis.

(iii)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as a principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes substantive credit and inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee (“EIC-123”) of the CICA Handbook, “Reporting Revenue Gross as a Principal versus Net as Agent”. Related costs are recorded as part of direct costs of principal revenue.

(iv)

Loyalty program sign-up fees are charged to loyalty program partners at the commencement of a business relationship to gain access to the Corporation’s proprietary Points.com web portal. This portal allows the end-consumers of loyalty programs to register and track the programs they participate in and allows them to transact loyalty currency in ways that are not possible within the core programs of the loyalty programs. The Corporation earns ongoing revenue from the ongoing transactions over the term of the contract. As such, in accordance with EIC-142 of the CICA Handbook, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(v)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the term of the contract. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

(vi)

Management fees are charged to loyalty program partners who require custom marketing or nontechnical solutions that are not covered by any other agreements with the Corporation. This revenue is recognized in the period that the service is provided.

(vii)

Membership support revenue relates to fees charged to end-consumers who have subscribed for an upgraded membership on the points.com web portal which gives them access to telephone support, exclusive contest access and additional bonus loyalty currency. Memberships are sold either on a monthly or annual basis. Revenue is recognized evenly over the term of the membership.

Commission Revenue

Commission revenue is a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Commission revenue is recorded on a net basis in accordance with EIC-123.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

POINTS INTERNATIONAL LTD. 2007 Annual Report

c)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments, with original or remaining maturity dates of three months or less when purchased, and are carried at cost which approximates their fair value because of the short-term maturity of the instruments. These include cash and term deposits.

d)	Funds receivable from payment processor

Funds receivable from payment processors are amounts collected on behalf of the Corporation by payment processors. The funds are held for up to three days before being released to the Corporation.

e)	Short-term investments

Short-term investments consist of highly liquid investments (term deposits) with original maturity dates between three and twelve months, are classified as held to maturity, and are carried at amortized cost using the effective interest rate method. At the balance sheet date, amortized cost approximated market value.

f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization based on the estimated useful lives of the assets is provided using the methods and annual rates as follows:

Furniture and equipment	20% declining balance basis
Computer equipment	30% declining balance basis
Software	30% straight-line basis
Web site development and technology	straight-line over 3 years
Leasehold improvements	straight-line over 5 years

g)	Intangible assets

Patents will be amortized over the useful life of the patent, commencing when the patents have been granted. As of December 31, 2007, the Corporation does not have any registered patents. Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

The fair value of the contract-based intangible assets acquired as part of the Corporation’s acquisition of the business assets of MilePoint, Inc. (see Note 11) are amortized over the useful lives of the related contracts.

For finite lived assets, the Corporation assesses impairment only if impairment indicators exist. If the carrying amount of the finite lived asset cannot be recovered from undiscounted cash flows, an appropriate amount will be charged to income as an “impairment charge” at that time.

The Corporation tests its’ indefinite lived assets for impairment at least annually, to determine whether the carrying value exceeds the fair value. If it is determined that an impairment exists, such impairment it is recognized in net income at that time.

h)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment at least annually, at each year end, and should an impairment be determined to exist, recognizes such impairment in net income at that time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

i)	Deferred costs

Costs incurred in respect of certain financings are deferred and charged to income over the term of financing. Deferred finance charges represent legal and other related fees incurred to obtain the financing described in Note 15.

In relation to the Corporation’s technology design and development revenue involving revenue arrangements with multiple deliverables, the Corporation incurs direct upfront contract initiation costs associated with the web site application design and development. Deferred costs related to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred over the expected life of the agreement.

Direct costs associated with securing key loyalty program partner relationships are amortized over the term of the relationship.

j)	Payable to loyalty program partners

Payable to loyalty program partners include amounts collected through Ecommerce Services for retailing, wholesaling and other loyalty currency services. These amounts are payable to the loyalty program partners within 45 days.

k)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development and membership fees for services to be provided over a future period. Deferred revenue also includes proceeds for mileage, where the issuance to loyalty program members will occur at a later date.

l)	Translation of foreign currency

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items. Revenue and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for and disclosed separately and are included in net earnings.

The results of foreign operations, which are financially and operationally integrated with the Corporation, are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into the Corporation’s functional currency, the Canadian dollar, at the rate of exchange prevailing at year end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average rate of exchange for the year.

m)	Income taxes

The Corporation uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

The Corporation provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

POINTS INTERNATIONAL LTD. 2007 Annual Report

n)	Earnings per share

The Corporation uses Section 3500 (“Earnings per Share”) of the CICA Handbook, which directs that the treasury stock and if-converted method be used to calculate diluted earnings per share.

Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options, warrants, and conversion of preferred shares, as if the events had occurred at the beginning of the period or at a time of issuance, if later.

o)	Stock based compensation

Employees

The Corporation has a stock option plan for directors, officers and employees. Effective January 1, 2003, the Corporation adopted the amended recommendations of the CICA with respect to stock-based compensation and other stock-based compensation. The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Corporation’s stock and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, is recorded over the option’s vesting period and charged to stock-based compensation. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. Any consideration paid on the exercise of stock options is credited to share capital.

Non employees

For stock based compensation issued to non employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

p)	Changes in accounting policies

Effective January 1, 2007, the Corporation adopted the recommendations of the CICA Handbook Section 1530, Comprehensive Income; 3251, Equity; 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Measurement, Disclosure and Presentation; and Section 3865, Hedges. As required by the standards, the change in policies have been applied retrospectively with no restatement to prior periods.

Comprehensive income

Section 1530 establishes standards for reporting and display of comprehensive income. Unrealized gains or losses on available-for-sale investments, and the effective portion of gains or losses on derivatives designated as cash flow hedges and hedges of the net investment in self-sustaining foreign operations are included in other comprehensive income (“OCI” and accumulated other comprehensive income (“AOCI”) is included as a separate component of equity. The Corporation had no such OCI or loss transactions for the year ended December 31, 2007 and there were no opening or closing balances for AOCI.

Financial instruments

Under the new standards, all financial instruments are classified into one of the following five categories: held-for-trading (assets and liabilities), available-for-sale financial assets, loans and receivables, held-to-maturity financial assets, and other financial liabilities. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

they are expensed as incurred. All financial instruments are initially measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument. Under the standards:

Held-for-trading (assets or liabilities)

This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. They are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest rate method, less any provision for impairment.

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the company’s management has the positive intention and ability to hold to maturity and comprises certain investments in debt securities. These assets are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest rate method, less any provision for impairment.

Available-for-sale investments

Non-derivative financial assets not included in the above categories are classified as available-for-sale and comprises certain investments in equity instruments, including a company’s investments in private companies. When they have a quoted market price in an active market, they are carried at fair value with changes in fair value recognized as a separate component of other comprehensive income. When they do not have a quoted market price in an active market, they are carried at cost. Where a decline in the fair value is determined to be other than temporary, the amount of the loss is removed from other comprehensive income and recognized in the income statement.

Other financial liabilities

Other financial liabilities includes all financial liabilities other than those classified as held-for-trading and comprises trade payables, other short-term monetary liabilities, and the debt element of convertible debt. These liabilities are initially recognized at fair value and subsequently carried at amortized cost using the effective interest rate method.

The adoption of these standards had no impact on the opening retained earnings and therefore did not result in a transitional adjustment as of January 1, 2007.

POINTS INTERNATIONAL LTD. 2007 Annual Report

The Corporation’s financial assets and liabilities are recorded and measured as follows:

Asset/Liability	Category	Measurement

Cash and cash equivalents	Held-for-trading	Fair value
Funds receivable from payment processors	Loans and receivables	Amortized cost
Short-term investments	Held-to-maturity	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Deposits	Other liabilities	Amortized cost
Loan payable	Other liabilities	Amortized cost
Convertible preferred shares	Other liabilities	Amortized cost

Other balance sheet accounts, such as prepaid expenses, property and equipment, intangible assets, goodwill, future income tax asset, deferred costs, and deferred revenue are not within the scope of the new accounting standards as they are not financial instruments.

Hedges

The Corporation may use derivative instruments to manage foreign exchange and interest rate risk. The Corporation may choose to designate derivative instruments as hedges.

•

Cash flow hedges – The effective portion of the changes in fair value of financial instruments designated as a cash flow hedge is recognized in OCI, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from OCI and recognized in net income in the same period as the hedged item affects net income. If at any point the hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in AOCI is reclassified to net income immediately

•

Fair value hedges – Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability are measured at fair value. Changes in the fair value of both the hedging and hedged item are reflected in net income immediately. The carrying value of the hedged item is adjusted through net income for changes in its fair value attributable to the hedged risk.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in OCI, net of tax, to the extent the hedge is effective. The ineffective portion of such hedges is recognized in net income.

The Corporation had no such hedges for the years ended December 31, 2007 and December 31, 2006.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments – Disclosure and Presentation

In December 2006, the CICA issued Section 3863, “Financial Instruments – Presentation”, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. This Section replaces the existing requirement on the presentation of financial instruments which have been carried forward unchanged. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This new section will place

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

increased emphasis on disclosure regarding the nature and extent of risks arising from financial instruments and how the Corporation manages those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation is currently assessing the impact of the adoption of these standards on its consolidated financial statements.

In March 2007, the CICA issued Section 3862, “Financial Instruments – Disclosures”, which replaces Section 3861 and provides expanded disclosure to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. This standard harmonizes disclosures with International Financial Reporting Standards. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation is currently assessing the impact of the adoption of these standards on its consolidated financial statements.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting principles with IFRS. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The purpose of this Section is to establish recognition, measurement, and disclosure of goodwill and intangible assets and to provide more specific guidance on the recognition of internally developed intangible assets and requires that research and development expenditures be evaluated against the same criteria as expenditures for intangible assets. The Section substantially harmonizes Canadian standards with International Financial Reporting Standards and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. It is not expected to have a material impact on the Corporation’s consolidated financial statements.

Capital Disclosures

In December 2006, the CICA issued Section 1535, “Capital Disclosures”, which establishes guidelines for the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Effective for fiscal periods beginning on or after October 1, 2007, this enhanced disclosure enables users to evaluate the entity’s objectives, policies, and processes for managing capital. This new requirement is for disclosure only and will not impact the financial results of the Corporation.

POINTS INTERNATIONAL LTD. 2007 Annual Report

4.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Corporation is restating its previously reported consolidated financial statements for the fiscal year ended December 31, 2006. The following table summarizes the impact of the restatement adjustment on the previously reported consolidated balance sheet, income statement, and cash flow amounts for the year ended December 31, 2006:

	2006 As Reported	Affecting Periods Prior to 2006	2006 Restatement	Ref	2006 As Restated

Balance Sheet Items

Cash and cash equivalents	$24,689,040	$—	$(4,930,550)	a	$19,758,490
Security deposits	—	—	1,220,209	a	1,220,209
Funds receivable from payment processors	—	—	3,710,341	a	3,710,341
Current portion of deferred costs	—	107,053	176,596	d	283,649

Current assets	29,124,218	107,053	176,596		29,407,867

Goodwill
Public company costs		(50,000)		b
Transition services costs		(671,653)	—	c

Goodwill	4,850,722	(721,653)	—		4,129,069
Deferred costs	1,167,330	92,446	123,670	d	1,383,446
Total assets	40,652,942	(522,154)	300,266		40,431,054
Current portion of deferred revenue	158,788	222,048	395,415	d	776,251
Deferred revenue	—	238,257	184,219	d	422,476

Total liabilities	44,047,143	460,305	579,634		45,087,082

Deficit	(55,335,455)	(982,459)	(279,368)		(1,261,827)

Deficit - restated					(56,597,282)
Liabilities and Shareholders’ Deficiency	$40,652,942	$(522,154)	$300,266		$40,431,054

	2006 As Reported	2006 Restatement	Ref	2006 As Restated

Income Statement Items

Total revenue	$12,246,689	$(550,986)	d	$11,695,703

Sales commission and related expenses	897,401	(79,214)	d	818,187
Employment costs	8,378,316	(221,052)	d	8,157,264
Foreign exchange loss (gain)	(19,329)	28,648	d	9,319

Net loss	$(7,906,695)	$(279,368)		$(8,186,063)

Loss per share	$(0.07)	$(0.01)		$(0.08)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)	DECEMBER 31, 2007 AND 2006

	2006 As Reported	2006 Revised	2006 Restatement	Ref	2006 As Restated

Statement of Cash Flows

Net Loss	$(7,906,695)		$(279,368)	d	$(8,186,063)

Items not affecting cash

Unrealized foreign exchange loss / (gain)	2,189	208,558	(25,236)		185,511

Changes in non-cash balances related to operations
Increase in security deposits			(245,421)	a	(245,421)
Increase in funds receivable from payment processors		—	(796,848)	a	(796,848)
Decrease in accounts receivable	489,817	126,094	—		615,911
Increase in deferred costs	—	—	(300,266)	d	(300,266)
Increase in prepaids and sundry assets	(218,064)	(184,791)	—		(402,855)
Increase (decrease) in accounts payable and accrued liabilities	1,018,764	(4)	—		1,018,760
Increase in deferred revenue		2,321	562,196	d	564,517
Increase (decrease) in payable to loyalty program partners	4,820,759	(40,499)	—		4,780,260

Changes in non cash balances related to operations	6,111,276	(96,879)	(780,339)		5,234,058

Cash flows provided by operating activities	3,002,907	111,679	(1,084,943)		2,029,643

Effect of exchange rate changes on Cash held in foreign currency	491,139	(111,679)	(91,870)	a	287,590

Increase in Cash and Cash Equivalents	4,705,433		(1,176,813)		3,528,620

Security deposits			(957,669)	a
Funds receivable from payment processors	—		(2,796,068)	a

Cash and Cash Equivalents - Beginning of year	19,983,607		(3,753,737)		16,229,870

Security deposits			(1,220,209)	a
Funds receivable from payment processors			(3,710,341)	a

Cash and Cash Equivalents - End of year	$24,689,040		$(4,930,550)		$19,758,490

The 2006 restated consolidated cash flow includes the impact of the restatements on the previously reported cash flow as well as some reclassifications made to the prior years reported amounts. These revisions incorporate the reclassification of certain items and corrections to an error in the prior years consolidated cash flow for the effect of exchange rate changes on cash held in foreign currency.

POINTS INTERNATIONAL LTD. 2007 Annual Report

The summarized 2006 restatement adjustments set out above are a result of the specific restatement adjustments as follows:

(a)	Restatement of Cash and Cash Equivalents, Security Deposits and Funds Receivable From Payment Processors:

Funds receivable from payment processors are amounts collected on behalf of the Corporation by payment processors. The funds are held for up to three days before being released to the Corporation. As such, these amounts do not meet the definition of cash and cash equivalents as previously reported and have been moved from cash and cash equivalents to funds receivable from payment processors. Security deposits are amounts held on a rolling six month basis by the Corporation’s payment processors that process deposit and credit card transactions. Historically, these amounts were recorded as a component of cash and cash equivalents, with disclosure in the notes to the financial statements.

(b)	Restatement of Public Company Costs:

In 2000, the Corporation became a public company through a reverse take over of its parent company. Costs of $150,000 incurred to effect the reverse take over were incorrectly capitalized and included within Goodwill. This Goodwill item was subsequently amortized in 2000 and 2001, resulting in a carrying value of $50,000 at the end of 2001. As a result of this restatement, the 2006 opening balance for Goodwill has been reduced by$50,000 and the 2006 opening Deficit increased by the same amount.

The effect on 2006 opening balance is as follows:

Decrease in goodwill	($150,000)
Decrease in accumulated amortization of goodwill	$100,000
Increase in deficit	($50,000)

(c)	Restatement of Transition Services Costs in Goodwill:

Costs of $365,515 and $306,138 incurred in connection with the acquisition of the assets of Mile -Point, Inc. in 2004 and 2005, respectively, were incorrectly added to goodwill as they did not meet the definition of an acquisition cost as defined by CICA Handbook Section 1581 (“Business Combinations”). As these were integration and transition costs in nature, these costs should have been expensed as incurred. The financial statements of 2006 have been restated to correct these errors.

The effect on 2006 opening balance is as follows:

Decrease in goodwill	($671,653)
Increase in deficit	($671,653)

(d)	Restatement of Upfront Contract Initiation Fees:

The Corporation has determined that it has contracts with multiple deliverables. As such, the Corporation has applied guidance found in Abstract 142 of the Emerging Issues Committee (“EIC-142”) of the Canadian Institute of Chartered Accountants (CICA) Handbook, “Revenue Arrangements with Multiple Deliverables” and determined that, for some contracts, there was only one unit of accounting. In particular, for contracts which contain ongoing service requirements, fees and direct costs for initial set-up have been deferred and recognized evenly over the term of the contract. Previously, the fees and direct costs had incorrectly been recognized as initial set-up occurred. The impact oft his correction is included below by year. The cumulative net effects of these errors prior to 2006 are recognized in the restated consolidated financial statements of 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)	DECEMBER 31, 2007 AND 2006

The effect is as follows:

	2003-2005	2006

Decrease in revenue as previously recognized	$(460,305)	$(550,986)
Decrease in costs as previously recognize	199,499	271,618

Decrease in net income	$(260,806)	$(279,368)

Increase in deferred revenue	$(460,305)	$(579,634)
Increase in deferred costs	199,499	300,268

Increase in deficit	$(260,806)	$(279,368)

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of:

	2007	2006

Cash	$6,518,089	$19,175,348
Term deposits	14,630,242	583,142

	$21,148,331	$19,758,490

6.	FUNDS RECEIVABLE FROM PAYMENT PROCESSORS

Funds receivable from payment processors are funds due from the Corporation’s credit card processors. These funds represent amounts collected from customers and are typically deposited directly to the Corporation’s bank account within 3 business days from date of sale.

7.	SHORT-TERM INVESTMENTS

As at December 31, 2007, the balance was comprised of $7,174,000 (2006 – nil) in term deposits with maturity dates between 90 days and 12 months, and $98,200 (2006 – nil) deposited with the Corporation’s bank as collateral for a commercial letter of credit issued in accordance with the terms of a business arrangement. The interest rate on the short- term investments at year end was 5.31%.

8.	SECURITY DEPOSITS

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreement. This collateral balance is based on a percentage of the Corporation’s processing volume over a six month period.

9.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable is comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com web site and for amounts charged with respect to the loyalty program sign-up and the technology design and development fees. The amount is presented net of an allowance for doubtful accounts. The allowance was $72,401 at December 31, 2007 (December 31, 2006 -$86,004).

POINTS INTERNATIONAL LTD. 2007 Annual Report

10.	PROPERTY AND EQUIPMENT

2007	Cost	Accumulated Amortization	Net Carrying Amount

Furniture and equipment	$533,433	$335,276	$198,157
Computer equipment	856,467	578,204	278,263
Software	1,351,850	1,151,085	200,766
Web site development & technology	8,327,234	7,232,865	1,094,369
Leasehold improvements	830,418	620,510	209,908

	$11,899,402	$9,917,9 39	$1,981,463

2006	Cost	Accumulated Amortization	Net Carrying Amount

Furniture and equipment	$509,524	$288,544	$220,980
Computer equipment	745,273	483,208	262,065
Software	1,324,763	848,515	476,248
Web site development & technology	7,625,536	5,987,1 01	1,638,435
Leasehold improvements	829,298	492,787	336,511

	$11,034,394	$8,100,155	$2,934,239

11.	INTANGIBLE ASSETS AND GOODWILL

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. As part of the acquisition, the Corporation acquired the customer list and all of the contracts between MilePoint and certain loyalty program partners for the operation of technology solutions. The fair values assigned were as follows:

Contracts with loyalty program partners	$3,565,000
Customer list	225,000
Goodwill	4,129,069

Total	$7,919,069

The Corporation had previously incorrectly included $671,653 in transition service costs and $50,000 of public listing costs in goodwill. These costs should have been expensed as incurred. The financial statements of 2006 have been restated to correct these errors. See notes 4 (b) and 4(c) for additional information. The MilePoint contracts are being amortized over the term of their life. The expected amortization over the next five years is as follows:

2008	$125,212
2009	125,212
2010	125,212
2011	125,212
2012	20,867

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)	DECEMBER 31, 2007 AND 2006

Intangible Assets

Intangible assets of $1,384,080 (2006 -$ 1,986,433) is comprised of finite lived assets and indefinite lived assets.

2007	Cost	Accumulated Ammortization	Net Carrying Amount

Patents	$788,478	$—	$788,478
MilePoint contracts and customer list	3,790,000	3,268,285	521,715

	$4,578,478	$3,268,285	$1,310,193

2006	Cost	Accumulated Ammortization	Net Carrying Amount

Patents	$630,481	$—	$630,481
MilePoint contracts and customer list	3,790,000	2,507,789	1,282,211

	$4,420,481	$2,507,789	$1,912,692

a)	Finite lived intangible assets

The Corporation has several patent applications pending approval in Australia, Canada and the United States that relate directly to the process and technology that run the current business platform. The carrying amounts are representative of actual costs incurred to date in pursuing patent applications. Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. To date, none of the patents have been granted and therefore no amortization has been recorded.

For finite lived assets, the Corporation assesses impairment only if impairment indicators exist. If the carrying amount of the finite lived asset cannot be recovered from undiscounted cash flows, an appropriate amount will be charged to income as an “impairment charge” at that time.

b)	Indefinite lived intangible assets

The Corporation holds several trademark registrations in Canada and the United States. The carrying amounts of $73,8 87 ($73,741 - December 31, 2006) are representative of actual costs incurred to date in registering trademarks. Registered trademarks have an indefinite life and will not be amortized unless it is determined that they have become impaired.

The Corporation tests its’ indefinite lived assets for impairment at least annually, to determine whether the carrying value exceeds the fair value. If it is determined that an impairment exists, it is recognized into net income at that time.

Goodwill – MilePoint acquisition

Goodwill of $4,129,069 (2006 – $4,129,069) relates entirely to the excess of the purchase price over the fair values of the business assets of MilePoint, Inc. acquired in 2004. In accordance with the CICA handbook Section 3062, “Goodwill and Other Intangible Assets”, a valuation of the goodwill occurs annually at year end. As at December 31, 2007, there has been no impairment.

12.	DEFERRED COSTS

Deferred costs include deferred financing charges, direct costs associated with securing key relationships with loyalty program partners and the direct costs associated with the web site application development in relation to the

POINTS INTERNATIONAL LTD. 2007 Annual Report

Corporation’s technology design and development revenues involving revenue arrangements with multiple deliverables.

Upfront contract initiation costs	2007	2006

Current	$274,327	$283,649
Long term	148,593	216,116

Total	$422,920	$499,765

Deferred finance charges for the Series Two Preferred Share represent legal, accounting and other related fees incurred to obtain the financing; these costs are amortized over the term of the financing and were included in deferred costs at December 31, 2006. Effective January 1, 2007, the company adopted Section 3855 (“Financial Instruments – Recognition and Measurement”), which require that the transaction costs associated with a financing be included in the carrying value of the financial instrument.

Direct costs associated with securing key loyalty program partner relationships and in relation to the Corporations partner sign-up and technology design and development revenues are deferred over the expected life of the agreement.

2007	Cost	Accumulated Ammortization	Net Carrying Amount

Partnership relationship costs	2,363,958	2,037,578	326,380

	$2,363,958	$2,037,5 78	$326,380

2006	Cost	Accumulated Ammortization	Net Carrying Amount

Series Two Preferred Share and Warrants	589,050	220,894	368,156
Partner relationship costs	2,363,958	1,564,784	799,174

	$2,953,008	$1,785,6 78	$1,167,330

As part of securing the relationship with one of the Corporation’s key loyalty program partners, the Corporation issued shares to the loyalty program partner. The value of these shares is being amortized over the expected benefit period of this relationship.

Non- Current Deferred Costs	2007	2006

Upfront contract initiation costs	148,593	216,116
Partner Relationships & Series Two Preferred Shares	326,380	1,167,330

Total	$474,973	$1,383,446

13.	LOAN PAYABLE

In August of 2004, the Corporation entered into an agreement with its landlord, whereby the landlord loaned the Corporation $107,000 in respect of amounts that the Corporation had spent on leasehold improvements. The loan is repayable over 43 months and bears an interest rate of 10%. There are 2 months remaining as at December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)	DECEMBER 31, 2007 AND 2006

14.	CONVERTIBLE DEBENTURES

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp, which was exercisable to acquire approximately 103 million common shares, expired unexercised. As a result, the Corporation’s 8% unsecured convertible debentures (“Debentures”) automatically converted at the agreed upon conversion price of $0.3173 per common share as specified in the Debentures into approximately 18.9 million common shares and the $9.9 million of principal and accrued interest on the Debentures was converted to equity. The conversion price of the Debentures was determined to be $6.0 million based on the agreed upon conversion price of $0.3173 per common share as specified in the Debentures agreement.

The impact on the financial statements of the expiry of the IAC/InterActiveCorp warrant was to increase contributed surplus and to decrease warrants by $2,572,000 (the fair value of the warrant). The expiry had no impact on shareholder’s deficiency. As at April 12th, 2006, the Debentures converted into equity. The impact was a reduction of $9.9 million in long term liabilities and the $6.0 million value (as determined by the agreed upon conversion price) assigned to the 18.9 million common shares issued, was recorded as an increase to share capital. The difference between the Debentures amount of $9.9 million and the $6.0 million recorded as share capital was credited to contributed surplus.

15.	CONVERTIBLE PREFERRED SHARES

a)	Series One Preferred Share

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp, which was exercisable to acquire approximately 103 million common shares, expired unexercised. As a result, the Corporation’s Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of the Corporation.

b)	Series Two Preferred Share

In 2003, the Corporation issued one Series Two Preferred Share for aggregate consideration of $12.4 million. The Series Two Preferred Share is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Three Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Two Preferred Share is convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 24,028,016 common shares subject to adjustment in accordance with its anti-dilution protection provisions (the “Underlying Shares”).

The Corporation is not entitled to declare or pay any dividend on the common shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of common shares comprising the Underlying Shares and the dividend declared or paid per common share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the common shares.

The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC/InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC/InterActiveCorp.

If not converted, the Series Two Preferred Share will be redeemed on March 31, 2013 for the greater of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and the market value of the common shares into which the Series Two Preferred Share then could be converted. As of December 31, 2007, the carrying value of the Series Two Preferred Share is $16,187,226 ($15,628,478 at December 31, 2006). Non cash interest expense recorded in connection with the Series Two Preferred

POINTS INTERNATIONAL LTD. 2007 Annual Report

Share was $926,905 (2006 - $1,109,823). Effective January 1, 2007, the company adopted Section 3855 (“Financial Instruments – Recognition and Measurement”), which requires that the transaction costs associated with a financing be included in the carrying value of the financial instrument. The adoption of this standard resulted in a reduction of $368,157 to the opening balance of the Series Two Preferred Share.

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the common shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking in priority to the common shares upon the liquidation event.

The Series Two Preferred Share entitles the holder to the right to vote with the holders of common shares on an “as converted” basis to a maximum of 19.9% of the votes that may be cast), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect two members to the board of directors of the Corporation and have one member sit on each committee of the board of directors.

c)	Series Three Preferred Share

The Series Three Preferred Share is a non-voting, non-convertible share ranking equally with the Series Two Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Three Preferred Share is not entitled to receive dividends. If issued, the Corporation will redeem the Series Three Preferred Share on March 31, 2013. In the event of redemption on March 31, 2013, the amount payable will be equal to $12,400,000 plus 7% per annum from the date of issue of the Series Two Preferred Share. In the event of redemption following a specified change of control event, the amount payable will be equal to 125% of the amount specified in the preceding sentence.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of the Series Three Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to $12,400,000 plus 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred.

No Series Three Preferred Shares are outstanding.

d)	Series Four Preferred Share

In 2005, the Corporation issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611.

The Series Four Preferred Share is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Two Preferred Share, the Series Three Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Four Preferred Share is convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 5,411,434 common shares, subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share.

If not converted, the Series Four Preferred Share will be redeemed by the Corporation on March 31, 2013 for the greater of $3,454,611 plus 7% per annum calculated on a daily basis from the date of issue of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)	DECEMBER 31, 2007 AND 2006

Series Four Preferred Share and the market value of the common shares into which the Series Four Preferred Share then could be converted. As of December 31, 2007, the carrying value of the Series Four Preferred Share is $4,119,624 ($3,877,801 at December 31, 2006). Non cash interest expense recorded in connection with the Series Four Preferred Share was $241,823 (2006 - $241,823).

In the event of the liquidation, dissolution or winding-up of the Corporation, the holder of the Series Four Preferred Share will be entitled to receive an amount equal to the greater of $3,454,611 plus 7% per annum from the date of issuance and the product of the number of common shares into which it could then be converted and the per share amount to be distributed to the holders of the common shares after giving effect to any payments to be paid on shares ranking in priority to the common shares.

The Series Four Preferred Share entitles the holder to various rights, including to receive dividends with the holders of common shares on an “as converted” basis, vote with the holders of common shares on an “as converted” basis (in certain circumstances, to a maximum of 19.9% of the votes that may be cast including the votes cast by the holder of the Series Two Preferred Share), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect one member to the board of directors of the Corporation. If the Series Four Preferred Share ceases to be held by an IAC/InterActiveCorp or an affiliate of IAC/InterActiveCorp, it will automatically convert into a Series Five Preferred Share.

e)	Series Five Preferred Share

The Series Five Preferred Share is a non-voting, non-convertible share ranking equally with the Series Two Preferred Share, Series Three Preferred Share and Series Four Preferred Share, and in priority to the Common Shares. The Series Five Preferred Share is not entitled to receive dividends. If issued, the Corporation will redeem the Series Five Preferred Share on March 31, 2013. In the event of redemption on March 31, 2013, the amount payable will equal $3,454,611 plus 7% per annum from the date of issuance of the Series Four Preferred Share. In the event of redemption following a specified change of control event, the amount payable will be equal to 125% of the amount specified in the preceding sentence.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of the Series Five Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to $3,454,611 plus 7% per annum, calculated from the date of issue of the Series Four Preferred Share to the date on which the liquidation event occurred.

POINTS INTERNATIONAL LTD. 2007 Annual Report

No Series Five Preferred Shares are outstanding.

16.	CAPITAL STOCK

Authorized Unlimited	Common Shares

	1	Series Two Preferred Share
	1	Series Three Preferred Share
	1	Series Four Preferred Share
	1	Series Five Preferred Share

Issued

The balance of capital stock is summarized as follows:

Common Shares	Number	Cash Proceeds	Amount

Balance January 1, 2006	93,717,709		$36,404,34

Issued on exercise of stock options (i)	890,840	$422,785	450,720
Issued in exchange for property (shares in subsidiary) (ii)	687,570	15,104	195,987
Other common shares (iii)	18,908,070	–	6,000,000

Balance December 31, 2006	114,204,189	$437,887	$43,051,048

Issued on exercise of stock options (iv)	1,224,434	760,042	1,076,639
Issued in exchange for property (shares in subsidiary) (v)	3,834,114	56,606	1,081,828
Issued on exercise of warrants (vi)	757,378	628,624	784,644

Balance December 31, 2007	120,020,115	$1,445,272	$45,994,159

i)	890,840 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.60 per share.

ii)

274,600 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 687,570 of the Corporation’s common shares.

iii)	On April 11, 2006 Convertible Debentures were automatically converted to 18,908,070 common shares and the series one preferred share converted to 1 common share.

iv)	1,224,434 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.22 to $1.37 per share.

v)

1,531,257 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 3,834,114 of the Corporation’s common shares.

vi)	757,378 common share purchase warrants (valued at $156,020), issued in connection with the IAC/InterActiveCorp financing, were exercised for consideration of $628,624.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)	DECEMBER 31, 2007 AND 2006

17.	OPTIONS AND WARRANTS

	a)	Stock option plan

The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three year period and expire five years from the grant date. The 2007 exceptions to the three-year vesting period consist of 100,000 options which vested upon grant and 600,000 options which vest based on performance criteria and expire five years from the grant date.

	2007	2006

Options Authorized by Shareholders	14,058,406	14,058,406
Less: Options Exercised	(6,599,813)	(5,375,379)

Net Options Authorized	7,458,593	8,683,02
Less: Options Issued & Outstanding	(7,202,541)	(4,113,085)

Options Available to Grant	256,052	4,569,942

b)	Stock options

Stock-based compensation plan

At December 31, 2007, the Corporation had one stock-based compensation plan, which is described above. The Corporation accounts for stock options granted under this plan in accordance with the fair-value based method of accounting for stock-based compensation. The estimated fair value of the options that are ultimately expected to vest is recorded over the option’s vesting period and charged to stock-based compensation. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. The compensation cost that has been charged against income and included in employment costs for this plan is $583,934 for 2007 ($366,981 for 2006).

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in years 2003 to 2007 respectively: dividend yield of nil for all five years; expected volatility is calculated for each grant date and has ranged form 29% to 91%, risk-free interest rate has ranged from 3.5% to 4.5% with an expected life of 3.0 years.

	2007	2006

Dividend yield	nil	nil
Risk free rate	4.07%	4.05%
Expected volatility	42.1%	40.1%
Expected life of options	3	3

POINTS INTERNATIONAL LTD. 2007 Annual Report

A summary of the status of the Corporation’s stock option plan as of December 31, 2007 and 2006, and changes during the years ended on those dates is presented below.

	2007		2006

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise

Beginning of Year	4,113,085	$0.86	4,866,913	$0.83
Granted	5,177,334	1.26	1,377,500	0.82
Exercised	(1,224,434)	0.62	(890,840)	0.47
Forfeited	(863,444)	1.01	(1,240,488)	0.97

End of year	7,202,541	$1.17	4,113,085	$0.86

Exercisable at end of year	1,624,499	$1.00	2,778,181	$0.84

Weighted average fair value of options granted		$0.28		$0.43

	Options outstanding			Options exercisable

	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of Options	Weighted average exercise price

$0.01 to $0.49	65,000	0.13	$0.22	65,000	$0.22
$0.50 to $0.99	2,008,667	3.42	0.84	553,125	0.80
$1.00 to $1.49	3,830,874	43	1.16	1,006,374	1.16
$1.50 to $1.99	1,248,000	4,38	1.77	0	n/a
$2.00 and over	50,000	4,78	2,02	0	n/a

	7,202,541			1,634,499

Options outstanding but not yet exercisable:

	Vest based on employee service		Vest based on performance critieria

Range of Exercise Price	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price

$0.01 to $0.49	—	n/a	—	n/a
$0.50 to $0.99	1,455,542	$0.85	—	n/a
$1.00 to $1.49	2,224,500	1.15	600,000	$1.23
$1.50 to $1.99	1,248,000	1.77	—	n/a
$2.00 and over	50,000	2.02	—	n/a

	4,978,042		600,000

Options issued in 2007:

	Exercise price equals market price on grant		Exercise price exceeds market price on grant

Range of Exercise Price	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price

$0.01 to $0.49	—	n/a	—	n/a
$0.50 to $0.99	1,207,334	$0.90	—	n/a
$1.00 to $1.49	1,400,000	1.08	1,267,000	$1,28
$1.50 to $1.99	420,000	1.71	833,000	1.80
$2.00 and over	50,000	2.02	—	n/a

	3,077,334		2,100,000

The expense to be recognized in future periods from the options outstanding at year-end is $1,211,062. Subsequent to year-end, 140,815 options were exercised, 35,000 options were granted and none were cancelled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

c)	Stock options of Points.com Inc.

In addition to the stock options described above, Points.com Inc., the Corporation’s indirect wholly owned subsidiary had one stock compensation plan. No further Points.com Inc. common shares are authorized for issuance under this plan and all previously outstanding options have been exercised. Under this plan, Points.com Inc. founders, employees, directors and advisors were previously issued and, therefore, had outstanding stock options. No options were granted in this plan subsequent to 2000. The options outstanding are as follows:

	2007		2006

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Beginning of Year	1,531,257	$0.03	1,805,857	$0.04
Granted	—	—	—	—
Exercised	(1,531,257)	0.03	(274,600)	0.06
Forfeited	—	—	—	—

End of year	—	—	1,531,257	$0.03

Exercisable at end of year	—	—	1,531,257	$0.03

The holders of 1,531,257 options (all with strike prices at or below $0.055 per share) had the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation. The Corporation used a ratio of 2.5039 common shares per Points.com Inc. common share for this purpose. In 2007, all remaining 1,531,257 options were exercised and all of the Points.com Inc. common shares received were put to the Corporation for 3,834,114 common shares of the Corporation.

d)	Warrants

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp, which was exercisable to acquire approximately 103 million common shares, expired unexercised. As a result, the Corporation’s 8% unsecured convertible debentures (“Debentures”), which had a face value of $6.0 million, were automatically converted into approximately 18.9 million common shares using the conversion price of $0.3173 per common share as specified in the Debentures. The $9.9 million carrying value of the Debentures (principal and accrued interest) has been converted to equity.

Also as a result, the Corporation’s Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of the Corporation.

The impact on the financial statements of the expiry of the IAC/InterActiveCorp warrant was to increase contributed surplus and to decrease warrants for $2,572,000 (the fair value of the warrant). The expiry has no impact on shareholder’s equity. As at April 12th, 2006, the Debentures converted to equity. The impact is a reduction of $9.9 million in long term liabilities and the $6.0 million value (as determined by the agreed upon conversion price) assigned to the 18.9 million common shares issued, has been recorded as an increase to share capital. The difference between the Debentures amount of $9.9 million and the $6.0 million recorded as share capital has been credited to contributed surplus.

	2007		2006

	Number of warrants	Weighted average exercise price	Number of Warrants	Weighted average exercise price

Beginning of Year	906,248	$0.83	103,529,530	$0.93
Granted	—	—	—	—
Exercised	(757,378)	0.83	—	—
Forfeited	—	—	(102,623,282)	0.93

End of year	148,870	0.83	906,248	0.83

Exercisable at end of year	148,870	0.83	906,248	0.83

POINTS INTERNATIONAL LTD. 2007 Annual Report

	Warrants outstanding			Warrants exercisable

Range of exercise price	Number of warrants	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of warrants	Weighted average exercise price

$0.01 to $0.49	—	—	—	—	—
$0.50 to $0.99	148,870	0.26	$0.83	148,870	$0.83
$1.00 and over	—	—	—	—	—

e)	Warrants of Points.com Inc.

Points.com Inc., had issued or committed to issue 2,848,050 warrants to airline loyalty program partners that expired unexercised on April 1, 2007. Each warrant entitled the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96.

f)	Fair Value

The weighted average grant date fair value of warrants granted were estimated at their grant date at $0.21 using the Black Scholes option pricing model. The pricing model assumed a weighted average risk free interest rates of 3.8%, weighted average expected dividend yields of nil, weighted average expected common stock price volatility of 30% and a weighted average expected life of 3 years. During the year, 757,378 common share purchase warrants (valued at $156,020), issued in connection with the IAC/In-terActiveCorp financing, were exercised for consideration of $628,624.

g)	Contributed Surplus

The changes in contributed surplus are as follows:

	2007	2006

Contributed Surplus – opening balance	$8,703,518	$2,079,423
Compensation cost	583,934	366,980
Fair value of options exercised	(1,341,819)	(208,819)
Fair value of expired warrant (Note 14)	—	2,572,000
Convertible debenture conversion into equity (Note 14)	—	3,893,934

Contributed Surplus – ending balance	$7,945,633	$8,703,518

18.	OPERATING EXPENSES

Operating expenses are comprised of:

	2007	2006

Office expenses, travel and personnel	$1,365,295	$1,143,585
Professional fees	1,147,488	827,770
Insurance, bad debts and governance	646,231	768,172

	$3,159,014	$2,739,528

19.	LOSS PER SHARE

a)	Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year that amounted to 118,307,829 shares (2006 – 108,258,453).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

	b)	Diluted loss per share

The diluted loss per share is equal to basic loss per share as the effect of conversions, options and warrants would be anti dilutive.

20.	STATEMENT OF CASH FLOWS

	a)	Changes in non cash balances related to operations are as follows:

	2007	2006

(Increase) in security deposits	$(562,818)	$(245,421)
(Increase) in funds receivable from payment processors	(1,835,560)	(796,848)
(Increase) decrease in accounts receivable	(1,351,431)	615,911
(Increase) decrease in deferred costs	76,844	(300,266)
Decrease (increase) in prepaids and sundry assets	7,964	(402,855)
Increase in accounts payable and accrued liabilities	391,350	1,018,760
Increase in deferred revenue	990,610	564,517
Increase in payable to loyalty program partners	13,414,361	4,780,260

	$11,131,320	$5,234,058

b)	Supplemental information

Interest and taxes

Interest of $4,421 (2006 $20,341) was paid during the year. In addition to this, the Corporation paid capital taxes of $40,279 (2006 - $37,113) in the year. Interest revenue of $676,488 (2006 $218,667) was received during the year.

Non cash transactions in 2007 were as follows:

For the years ended December 31	2007	2006

Options exercised in Points.com Inc.
Number of options (Note 17(c))	1,531,257	274,600
Common shares issued of Points International Ltd.	3,834,114	687,570
Fair value	$1,025,222	180,883
Loyalty currency received as a reimbursement (i)	—	184,552
Revenue earned for membership fees paid in one week accommodation certificates (ii)	37,322	146,322
Revenue earned for sign-up fees paid in research services for Points.com web site (iii)	—	50,000
Revenue earned for hosting services paid in loyalty currency (iv)	—	17,008

(i)	The currency is included in prepaid and sundry assets and the cost is recognized as the currency is used.

(ii)	The certificates are valued at their average cost and are included in prepaid and sundry assets. The cost is recognized as the accommodation certificates are used.

(iii)	The research services are valued at their market value and are included in prepaid and sundry as sets. The cost is recognized as the services are used.

(iv)	The loyalty currency was valued at the purchase price of the miles and the amount included in prepaid and sundry assets.

POINTS INTERNATIONAL LTD. 2007 Annual Report

21.	FINANCIAL INSTRUMENTS

The fair values of short term financial assets and liabilities, including cash, short term deposits, interest receivable and accounts payable and accrued liabilities, as presented in the balance sheet approximate their carrying amounts due to the short period to maturity of these financial instruments.

The carrying value and estimated fair value of the Corporation’s financial instruments is their fair value which is the amount that has been recorded in the financial statements.

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Fair value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair value is determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Corporation has immediate access. When bid and ask prices are unavailable, the Corporation uses the closing price of the most recent transaction of that instrument. In the absence of an active market, the Corporation would determine fair value based on internal or external valuation models, such as option-pricing models, and discounted cash flow analysis, using observable market-based inputs.

Credit risk

The Corporation’s cash and cash equivalents subject the Corporation to credit risk. The Corporation has guaranteed investment certificates, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits and short term investments rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation attempts to manage these risks by dealing with credit-worthy customers.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short term nature of the investments. Interest rates, maturities and security affecting the currency, interest and credit risk of the Corporation’s financial assets and liabilities have been disclosed in Note 2 (p).

Currency risk

The Corporation has customers and suppliers that are not based in Canada which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the US dollar. The Corporation currently does not use financial instruments to hedge these risks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of December 31, 2007	CAD$ Total	US$		GBP	EUR	CHF

FX Rates used to translate to CAD			$0.982	1.96	1.4464	0.872

Financial assets (in thousands of dollars)
Cash and cash equivalents	$21,148		16,391	1,056	1,483	22
Funds receivable from payment processor	5,034		3,932	325	359	4
Short term investments	7,272		7,100	—	—	—
Security deposits	1,533		1,394	24	74	—
Accounts receivable	3,293		2,785	27	15	—

Total	$38,280	US$	31,602	GBP 1,432	EUR 1,931	CHF 26

Financial liabilities
Accounts payable and accrued liabilities	$3,425		1,448	8	—	—
Payable to loyalty program partners	30,196		26,593	1,011	1,444	11
Convertible Preferred Shares	20,307		—	—	—	—

Total	$53,928	US$	28,041	GBP 1,019	EUR 1,444	CHF 11

22.	INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

	2007	2006

Income tax recovery at statutory rate of 36.12%	$(1,602,000)	$(2,856,000)
Increase (decrease) in income taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	20,000	—
Lower effective income tax rate on future taxes	51,000	—
Tax cost of non-deductible items	816,000	12,000
Losses for which no benefit has been recorded	715,000	1,774,000
Change in valuation allowance	—	1,070,000

Actual income tax expense (recovery)	$—	$—

The Corporation has non capital losses carry forward for income tax purposes in the amount of approximately $33,792,000 which may be applied against future years’ taxable income. The losses may be used to reduce future years’ taxable income and expire approximately as follows:

Year	Total CAD	Canada	Jurisdiction United Kingdom	United States
2008	$6,035,000	$6,035,000	$—	$—
2009	5,917,000	5,917,000	—	—
2010	3,597,000	3,597,000	—	—
2011	5,427,000	5,427,000	—	—
2015	5,596,000	5,596,000	—	—
2022-2025	781,000	—	—	781,000
2026	3,629,000	3,292,000	—	337,000
2027	1,838,000	1,714,000	—	124,000
No expiry	972,000	—	972,000	—

Total	$33,792,000	$31,578,000	$972,000	$1,242,000

POINTS INTERNATIONAL LTD. 2007 Annual Report

The nature and tax effects of the items that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:

	2007	2006

Future income tax assets are comprised of:
Losses carried forward	$9,853,000	$13,230,000
Property and equipment	2,662,000	2,647,000
Share issue costs	189,000	1,156,000

	12,704,000	17,033,000
Valuation allowance	(12,114,000)	(16,443,000)

Net future income tax asset	$590,000	$590,000

23.	RELATED PARTY TRANSACTIONS

The following are the transactions and balances with related parties:

In fiscal 2007 and 2006, certain officers and directors exercised stock options in the Corporation and the Corporation’s subsidiary Points.com Inc. (Note 16 (ii) and Note 16 (v)). These transactions were part of the normal course of business and have been recorded at the exchange amount. There are no amounts receivable or payable from these transactions.

24.	COMMITMENTS

The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services expiring through 2012 to aggregate annual rentals as follows:

2008	$1,773,503
2009	993,604
2010	613,149
2011	21,347
2012	14,040

In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. These guarantees have a maximum potential value by fiscal year as follows and have not been recognized in the financial statements:

2008	$1,506,429
2009	5,962,885
2010	6,206,289

25.	SEGMENTED INFORMATION

	a)	Reportable segments

The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry in each of 2007 and 2006 whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)	DECEMBER 31, 2007 AND 2006

	b)	Enterprise wide disclosures - Geographic information

$30,102,199 (2006 $10,327,127), representing 95% of the Corporation's revenue, was generated in the U.S., $374,863 (2006 - $414,647), representing 1%, was generated in Canada and the remaining revenue was generated outside North America.

At December 31, 2007 and 2006, substantially all of the Corporation’s assets were in Canada.

26.		MAJOR CUSTOMERS

For the year ended December 31, 2007, there were three customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate these three customers represented 75% (three customers in 2006 represented 58%) of the Corporation’s total revenue. In addition, 65% (2006 - 65%) of the Corporation’s amount Payable to loyalty program partners are due to these three customers.

27.		COMPARATIVE FIGURES

Certain comparative figures have been reclassified in accordance with the current year’s presentation.

28.		UNITED STATES GAAP (“US GAAP”) RECONCILIATION

Canadian and United States Accounting Policy Differences

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. The significant differences between Canadian GAAP and US GAAP, and their effect on the consolidated financial statements of the Corporation, are described below.

Consolidated statements of operations:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the financial statements been prepared in accordance with US GAAP:

	Years ended December 31
	2007	2006 - Restated

Net loss in accordance with Canadian GAAP	$(4,436,335)	$(8,186,063)
Web site development amortization (a)	98,528	98,528

Net loss in accordance with US GAAP	$(4,337,807)	$(8,087,535)

Loss per share	$(0.04)	$(0.07)

The cumulative effect of these adjustments on shareholders’ deficiency is as follows:

	As at December 31
	2007	2006 - Restated

Shareholders’ deficiency in accordance with Canadian GAAP	$(7,063,157)	$(4,656,028)
Web site development (a)	(819,400)	(819,400)
Web site development amortization (a)	794,767	696,239

Shareholders’ deficiency in accordance with US GAAP	$(7,087,790)	$(4,779,189)

POINTS INTERNATIONAL LTD. 2007 Annual Report

The cumulative effect of these adjustments on the Corporation's reported assets is as follows:

As at December 31
	2007	2006 - Restated

Assets in accordance with Canadian GAAP	$48, 850, 568	$40, 431, 054
Web site Development Costs (a)	(819, 400)	(819, 400)
Web site Development Amortization (a)	794. 7676	96, 239

Assets in accordance with US GAAP	$48, 825, 935	$40, 307, 893

There is no difference in cash flows under US GAAP.

a)	Web Site Development Costs

Canadian GAAP allows the capitalization and amortization of web site development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under US GAAP, American Institute of Certified Public Accountants, Statement of Position “SOP” 98-1 provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. For US GAAP purposes, costs incurred in the preliminary project phase have been expensed at the time the costs were incurred and the amortization recorded under Canadian GAAP would have been reversed.

Restatement or Previously Issued Financial Statements

The US GAAP reconciliation has been reconciled to give effect to the restatement adjustment in the Corporation's previously issued financial statements. The Canadian GAAP results have been restated and this has resulted in a decrease of $221, 888 from $40, 652, 942 in the Corporation's total assets at the end of 2006 and an increase in the shareholder's deficiency of $1, 261, 827 from a negative $55, 335, 455. The net loss for the year ended has increased by $279, 368 from a previously reported $7, 906, 695 to a restated net loss of $8, 186, 063.

Guidance for Quantifying Financial Statement Misstatements

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity's financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. SAB 108 became effective for the Corporation commencing with the year ended December 31, 2006.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under FIN 48 is a two-step process, whereby (1) Points determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Corporation would recognize the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2007 AND 2006
(Expressed in Canadian Dollars)

the related tax authority. The Corporation has not adopted FIN 48 for Canadian GAAP purposes. Based on the Corporation's assessment, the adoption of FIN 48 had no impact on its statement of position or results of operations, prepared in accordance with U.S. GAAP

Impact of Accounting Pronouncements Not Yet Adopted

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Corporation will be required to adopt the standard in the first quarter of fiscal 2008. The Corporation is currently evaluating what impact, if any, SFAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Corporation as of the beginning of its 2008 fiscal year. The Corporation has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.

Business Combinations

In December 2007, the FASB issued SFAS 141 (R) Business Combinations. SFAS 141 (R) replaces SFAS 141 Business Combinations. SFAS 141 (R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141 (R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company has not determined what impact SFAS 141(R) will have on its consolidated financial statements.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 (“FAS 160”), Noncontrolling Interests in Consolidated Financial Statements, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company presently does not expect FAS 160 to have an effect on its financial statements.

CORPORATE INFORMATION	POINTS INTERNATIONAL LTD. 2007 Annual Report

BOARD MEMBERS

Stephen K. Bannon (Chairman)
Chairman
Genius products, LLC.

Christopher Barnard
President
Points International Ltd

Douglas Carty
Former
President & Chief Executive Officer
Laidlaw Education Services

Michael Kestenbaum
Vice President, Primal Ventures
IAC/InterActiveCorp

Brian Ladin
Managing Member
Delos Investment Management Inc.

Robert MacLean
Chief Executive Officer
Points International Ltd.

Seth Rosenberg
President
ReserveAmerica (IACI)

John Thompson
Former Managing Director
Kensington Capital Partners Limited

AUDIT COMMITTEE

Douglas Carty (Chairman)
John Thompson
Michael Kestenbaum

HUMAN RESOURCES
COMMITTEE

John Thompson (Chairman)
Stephen K. Bannon

OFFICERS

Christopher Barnard
President

Erika Boyd
Vice President, Human Resources

Anthony Lam
Chief Financial Officer

Peter Lockhard
Senior Vice President, Product

Brian Miller
Chief Information Officer

Robert MacLean
Chief Executive Officer

PARTNER RELATIONS

Christopher Barnard
christopher.barnard@points.com
(416) 596.6381

CORPORATE GOVERNANCE

Information regarding the Corporation’s corporate governance policy and practices can be found in the Corporations’ Management Information Circular.

AUDITORS
Deloitte & Touche LLP

INVESTOR RELATIONS

Anthony Lam
anthony.lam@points.com
(416) 596.6382

TRANSFER AGENT
Computershare Trust Company of Canada

LISTING

Toronto Stock Exchange (TSX)
PTS

Over-The-Counter(OTC) Bulletin Board (U.S.) PTSEF

ANNUAL MEETING

May 7th, 2008
Metro Toronto Convention Centre
255 Front Street West, Room 203D
Toronto, Ontario

ADDRESS

800 - 179 John Street
Toronto, Ontario M5T 1X4
Phone: (416) 595.0000
Fax: (416) 595.6444

CONSUMER WEBSITE:
www.points.com

INVESTOR RELATIONS:
www.pointsinternational.com

Points International Ltd.